FUEL TECH, INC.
27601 Bella Vista Parkway
Warrenville, Illinois 60555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS To be Held May 19, 2011
FUEL TECH ANNUAL MEETING
DIRECTORS AND EXECUTIVE OFFICERS OF FUEL TECH
PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT
DIRECTOR COMPENSATION
DIRECTOR COMPENSATION IN FISCAL YEAR 2010
NON-EMPLOYEE DIRECTORS OUTSTANDING STOCK OPTIONS AT 2010 FISCAL YEAR END
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2010 TO NAMED EXECUTIVE OFFICERS
OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2010 FOR NAMED EXECUTIVE OFFICERS
OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END FOR NAMED EXECUTIVE OFFICERS
TABLE OF EXCHANGE RATIOS
GENERAL

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be Held May 19, 2011

To the Stockholders of Fuel Tech, Inc.:

The annual meeting of stockholders of Fuel Tech, Inc., a Delaware corporation (Fuel Tech), will be held Thursday, May 19, 2011, at 10:00 a.m. local time at the offices of Fuel Tech, Inc., 27601 Bella Vista Parkway, Warrenville, Illinois 60555 (Annual Meeting), to consider and vote on the following items, each of which is explained in the attached proxy statement (Proxy Statement). We have enclosed a proxy card or a voting instruction form for your use in voting.

1. To elect seven directors;

2. To approve a program permitting the exchange of certain options for restricted stock units;

3. To ratify the appointment of McGladrey & Pullen, LLP as Fuel Tech’s independent registered public accounting firm;

4. To conduct an advisory vote on executive compensation;

5. To conduct an advisory vote on the frequency of the executive compensation advisory vote; and

6. To transact any other business that may properly come before the meeting or at any adjournment thereof.

Only stockholders of record at the close of business on March 23, 2011 are entitled to vote at the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available before the meeting for examination by any stockholder, for any purpose relevant to the meeting, during ordinary business hours at 27601 Bella Vista Parkway, Warrenville, Illinois 60555. That list will also be available for inspection at the Annual Meeting.

Fuel Tech’s Annual Report on Form 10-K for the year ended December 31, 2010 is enclosed with this Notice of Annual Meeting and Proxy Statement.

FUEL TECH, INC.

Albert G. Grigonis
Secretary

[ • ], 2011

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, we urge you to vote your shares at your earliest convenience. An addressed envelope for which no postage is required if mailed in the United States is enclosed if you wish to vote by mail. Submitting your proxy now will not prevent you from voting your shares at the Annual Meeting if you desire to do so, as your proxy is revocable at your option.

For Internet or telephone voting, please refer to the instructions on the proxy card or voting instruction form.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Annual Meeting to be Held on May 19, 2011. Fuel Tech’s Proxy Statement and Annual Report to Stockholders are available at:  http://bnymellon.mobular.net/bnymellon/ftek.

This Proxy Statement contains “forward-looking statements” as defined in Section 21E of the Securities Exchange Act of 1934, as amended, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and reflect Fuel Tech’s current expectations regarding future growth, results of operations, cash flows, performance and business prospects, and opportunities, as well as assumptions made by, and information currently available to, our management. Fuel Tech has tried to identify forward-looking statements by using words such as “anticipate,” “believe,” “plan,” “expect,” “estimate,” “intend,” “will,” and similar expressions, but these words are not the exclusive means of identifying forward-looking statements. These statements are based on information currently available to Fuel Tech and are subject to various risks, uncertainties, and other factors, including, but not limited to, those discussed in Fuel Tech’s Annual Report on Form 10-K in Item 1A under the caption “Risk Factors,” which could cause Fuel Tech’s actual growth, results of operations, financial condition, cash flows, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, these statements. Fuel Tech undertakes no obligation to update such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events, developments, or changed circumstances or for any other reason. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those detailed in Fuel Tech’s filings with the Securities and Exchange Commission.

FUEL TECH, INC.

Proxy Statement

FUEL TECH ANNUAL MEETING

The Meeting

The Board of Directors of Fuel Tech, Inc., a Delaware corporation (Fuel Tech), is soliciting your votes on the enclosed form of proxy. The proxy is for use in voting your Fuel Tech shares at the 2011 annual meeting of stockholders (Annual Meeting). Any one of the persons you appoint on the form of proxy will be your representative to vote your shares at the Annual Meeting according to your instructions. The Annual Meeting will be at the offices of Fuel Tech, 27601 Bella Vista Parkway, Warrenville, Illinois 60555 on Thursday, May 19, 2011, at 10:00 a.m. local time. The proxy may also be used at an adjournment of the Annual Meeting.

Shares Eligible to Vote; Quorum

The record date for the Annual Meeting is March 23, 2011. You may vote at the Annual Meeting in person or by a proxy, but only if you were a stockholder of Fuel Tech common stock (Common Stock) at the close of business on the record date. At the record date, according to the records of BNY Mellon Shareowner Services, LLC (BNY Mellon), Fuel Tech’s transfer agent, Fuel Tech had [ • ] shares of Common Stock outstanding, which represents the total number of shares of Common Stock that stockholders may vote at the Annual Meeting. You may cast one vote for each share you hold. You may also vote via telephone or the Internet according to the instructions on the proxy card or the voting instruction form enclosed. Stockholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy at the Annual Meeting. You may revoke a proxy by delivering a signed statement to Fuel Tech’s Corporate Secretary at or prior to the Annual Meeting or by timely executing and delivering, by mail, Internet, telephone, or in person at the Annual Meeting, another proxy dated as of a later date.

The quorum for the Annual Meeting, i.e., the number of shares of Common Stock that must be present in order to have a legally constituted meeting of stockholders, is one-third of the number of shares of Common Stock entitled to vote, or [ • ] shares of Common Stock.

The Form of Proxy; Revocability; Voting

You may appoint a proxy, or representative, at the Annual Meeting other than the persons named in Fuel Tech’s enclosed form of proxy. If you do wish to appoint some other person, who need not be a stockholder, you may do so by completing another form of proxy for use at the Annual Meeting. Completed forms of proxy should be mailed promptly to BNY Mellon in the enclosed return envelope.

You may revoke your proxy at any time before it is voted, including at the Annual Meeting. If you sign and send a proxy to BNY Mellon, or send a proxy by the Internet or telephonically, and do not revoke it, the proxy holders will vote the shares of Common Stock it represents at the Annual Meeting in accordance with your instructions. Abstentions and broker non-votes are counted as present in determining whether there is a quorum, but are not counted in the calculation of the vote. If the proxy is signed and returned without specifying choices, the shares of Common Stock will be voted in favor of each item on the agenda in accordance with the recommendations of the Board.

Proxy Solicitation; Distribution

Directors and executive officers of Fuel Tech may solicit stockholders’ proxies by mail, telephone or facsimile. Fuel Tech will bear the cost of proxy solicitation, if any.

Fuel Tech first distributed this Proxy Statement and the accompanying Annual Report to Stockholders on or about [ • ], 2011.

AGENDA ITEM NO. 1   ELECTION OF DIRECTORS

The Nominees

We are asking you to vote for the election of seven nominees as directors of Fuel Tech. Two director seats are vacant. The nominees were recommended by the Compensation and Nominating Committee of the Board. The term of office of each director is until the next annual meeting or until a successor is duly elected or if before then a director resigns, retires or is removed by the stockholders. The nominees are Douglas G. Bailey, Miguel Espinosa, Charles W. Grinnell, Thomas L. Jones, John D. Morrow, Thomas S. Shaw, Jr., and Delbert L. Williamson. The Board of Directors, through its Compensation and Nominating Committee, is engaged in a search to fill the two vacant director seats.

In the opinion of the Board, Messrs. Espinosa, Jones, Morrow, Shaw and Williamson satisfy the independence requirements of NASD Rule 5605(a)(2). Detail concerning directors’ compensation is set out below under the captions “Executive Compensation” and “Directors Compensation.” The following table sets forth certain additional information with respect to the nominees.

Name	Age	Director Since

Douglas G. Bailey	61	1998
Miguel Espinosa	70	2002
Charles W. Grinnell	74	1989
Thomas L. Jones	59	2005
John D. Morrow	87	2004
Thomas S. Shaw, Jr.	63	2001
Delbert L. Williamson	72	2008

Each of the nominees identified above, all of whom are currently serving on the Board, are the nominees of the full Board for election as directors at the Annual Meeting, and were recommended unanimously by the Compensation and Nominating Committee. Biographical information, including qualifications, regarding each of the nominees is set forth below.

Availability

The nominees have all consented to stand for election and to serve, if elected. Should one or more of these nominees become unavailable or decline to accept election, votes will be cast for a substitute nominee, if any, designated by the Board on recommendation of the Compensation and Nominating Committee. If no substitute nominee is designated prior to the Annual Meeting, the individuals named as proxies on the enclosed proxy card will exercise their discretion in voting the shares of Common Stock that they represent. That discretion may also include reducing the size of the Board and not electing a substitute.

Plurality Voting

A motion will be made at the Annual Meeting for the election as directors of the seven nominees. Under Delaware law and Fuel Tech’s By-Laws, a vote for a plurality of the shares of Common Stock voting is required for the election of directors. Under plurality voting, directors who receive the most “for” votes are elected; there is no “against” option, and votes that are “withheld” or simply not cast are disregarded in the count. If a nominee receives a plurality of votes but does not, however, receive a majority of votes, that fact will be considered by the Compensation and Nominating Committee in any future decision on nominations.

The affirmative vote of a plurality of the votes cast is required for the election of directors. The Board recommends a vote FOR each of the nominees.

DIRECTORS AND EXECUTIVE OFFICERS OF FUEL TECH

Biographical information is presented below concerning Fuel Tech’s directors and the “Named Executive Officers” (or NEOs) as described below. Information as to other executive officers of Fuel Tech is provided in Item 10 of Fuel Tech’s Form 10-K for the fiscal year ended December 31, 2010.

Directors

Douglas G. Bailey has been President and Chief Executive Officer of Fuel Tech since April, 2010, Chairman of the Board of Fuel Tech since January, 2010, director of Fuel Tech since April 1998 and was Deputy Chairman from 2002 through December, 2009. He also previously served as an employee of Fuel Tech from January 1, 2004 through December 31, 2009. Mr. Bailey, who is the son of Ralph E. Bailey, has been the President of American Bailey Corporation (ABC), a closely held private equity firm, since 1984 and its Chief Executive Officer (CEO) since 1996.

Mr. D.G. Bailey, as President and Chief Executive Officer of Fuel Tech, has management responsibility for the strategic, operational and management performance of the Company. His responsibility for running Fuel Tech, with both U.S. and international operations, gives Mr. D.G. Bailey front-line exposure to many of the issues facing U.S. public companies, particularly on the strategic, operational, financial, human resource, corporate governance, and compliance fronts. Mr. D.G. Bailey’s ongoing experience informs his judgment and participation as a member of Fuel Tech’s Board. His early career began as an engineer with Foster-Miller, Inc. and at Corning, Inc., in a variety of manufacturing and marketing positions. During his subsequent business career, following the founding of ABC, Mr. D.G. Bailey, in addition to being ABC’s CEO, served as the CEO of a number of its affiliated companies, including Kokomo Spring Company, Inc., DieselCast France, SA, and Atlantis Components, Inc., bringing to the Fuel Tech Board management ability at senior and executive management levels in a variety of industrial markets. Over the span of 30 years, Mr. D.G. Bailey has provided board service to a number of other companies including, since 2001, serving as a director and chairman of the compensation committee for Endocyte, Inc., a public biotechnology company, and previous service on the audit committee and as chairman of the compensation committee for Atlantis Components, Inc., which gives him a broad based understanding of the role of a board of directors and its committees, and positions him well to serve as Fuel Tech’s Chairman of the Board.

Ralph E. Bailey has been a director and Chairman Emeritus of the Fuel Tech Board since January 1, 2010 and was Executive Chairman of Fuel Tech from June, 2006 through December, 2009, and previously a director, Chairman and Chief Executive Officer of Fuel Tech from April, 1998 through June, 2006. He has been a director and Chairman of ABC since 1984. Mr. Bailey is the former Chairman and Chief Executive Officer of Conoco Inc., an energy company, and a former Vice Chairman of E.I. du Pont de Nemours & Co., a chemical company.

Mr. R.E. Bailey has extensive executive management experience in running both private and public companies large and small. Mr. R.E. Bailey has served Fuel Tech in both executive management and Board positions since 1998. In addition to the executive and board positions mentioned above, the insights Mr. R.E. Bailey brings to the Fuel Tech Board in its deliberations is further augmented by the range of knowledge he acquired through his past experiences in both executive management and board positions for other privately or publicly owned companies during his business career including, as director and Executive Vice President of Operations — Peabody Coal Co.; Chairman and CEO — Consolidation Coal Company (Consol Energy); and various terms as a director for Abex Corporation, General Signal Corporation, I.C. Industries, J.P. Morgan, the Rowan Companies, and the Williams Company.

Miguel Espinosa has been a director of Fuel Tech since 2002, and has been President and Chief Executive Officer of The Riverview Group, LLC, a financial consulting company, since 2001. He is a retired Treasurer of Conoco Inc. He has been a member of the Board of Directors of the Electric Reliability Council of Texas since 2003, serving as Vice Chair of the Finance and Audit Committee and as a member of its Nominating Committee.

Miguel Espinosa brings to the Board senior and executive management finance operations experience acquired over a 35 year career with Conoco Inc., a Fortune 25 integrated petroleum company with worldwide operations. His career there covered a span of different assignments in Conoco’s U.S. and international operations with ever increasing responsibilities including as Treasurer for European Operations, Assistant Treasurer, and, ultimately, as

Treasurer for that company. These senior and executive management positions provided Mr. Espinosa experience in a variety of U.S. and international business operation contexts including dealing with accounting principles and financial reporting rules and regulations, evaluating financial results, and raising in excess of $10 billion in capital while also maintaining operational responsibility for a large number of financial professionals worldwide. The depth and breadth of Mr. Espinosa’s experiential exposure to complex financial and accounting matters makes him a skilled advisor for Fuel Tech’s Board. In addition, Mr. Espinosa brings corporate governance skills beyond the finance area through his service for the Board of Directors of the Electric Reliability Council of Texas as Vice Chair of its Finance and Audit Committee and as a member of its Nominating Committee.

Charles W. Grinnell has been a director of Fuel Tech since September, 1989. Prior to his retirement on January 31, 2009, Mr. Grinnell served as Vice President, Legal Affairs of Fuel Tech from December, 2008, and as Vice President, General Counsel and Corporate Secretary of Fuel Tech since 1986. Mr. Grinnell, who practices tax and business law in Stamford, Connecticut, was also a director and Vice President, General Counsel and Corporate Secretary of Clean Diesel Technologies, Inc., a specialty chemical and energy technology company from 1994 until October, 2010.

Mr. Grinnell brings to the Board 44 years of corporate experience for both private and public, and small to large energy and energy technology companies in the tax and legal aspects of finance, accounting rules and conventions, commercial transactions, merger and acquisition activities, corporate governance, executive compensation, human resource matters, intellectual property licensing, environmental regulation, and litigation, all of which experience informs his judgment and participation as a Fuel Tech director. In addition, Mr. Grinnell has been associated with Fuel Tech since 1986. This association provides an institutional memory which is advantageous to the directors as a group.

Thomas L. Jones has been a director of Fuel Tech since 2005, and has been a Managing Director of Alvarez & Marsal Holdings LLC, a global performance improvement, turnaround management and business consulting firm, since October, 2008; previously he had been Managing Director of Trinsum Group since September, 2006; a Senior Advisor at Credit Suisse First Boston since 2003 and Managing Director in the Telecommunications Group of that company since 2000. Prior to those positions, Mr. Jones had been a Managing Director at Salomon Smith Barney and J.P. Morgan & Co., Inc.

Mr. Jones brings to the Fuel Tech Board over 30 years of experience in investment banking and mergers and acquisitions. He began his career in 1977 in corporate finance and throughout his career in his various positions and assignments had responsibilities related to a variety of industries including high tech, telecommunications, media and aerospace defense. Mr. Jones’ positions have provided him with knowledge in dealing with complex financial and operational issues, accounting, financial reporting rules and regulations, and evaluating financial results and performance/risk business models pertaining to a number of business firms both in the U.S. and abroad. This experience makes Mr. Jones a valued advisor to Fuel Tech’s Board as it considers various strategies and operational issues related to growing the Company.

John D. Morrow has been a director of Fuel Tech since June, 2004, and formerly a director of a predecessor Fuel Tech entity that was merged into Fuel Tech in 2006, from 1985 to 1987. Mr. Morrow retired in 1983 as Chief Financial Officer and a director of Conoco Inc.

During his 35 year tenure with Conoco, culminating in his service there as Conoco’s Group Senior Vice President, Chief Financial Officer and as a member of its board of directors, Mr. Morrow demonstrated leadership capability and knowledge of complex financial and operational issues facing a large organization and, as such, brings to Fuel Tech’s Board an understanding of global business operations and financial strategy for a large business concern in challenging environments. In addition, his former service as a member of the board of directors for other chemical or energy related companies such as Vista Chemical Company, Union Texas Petroleum and Eastern American Energy provides Mr. Morrow insight pertaining to corporate governance matters.

Thomas S. Shaw, Jr. has been a director of Fuel Tech since 2001. In September, 2010 Mr. Shaw was elected to serve as Vice Chairman and as a member of the compensation committee of the Board of Trustees of Wilmington University; in addition to continuing as a Trustee, Treasurer and Chairman of the Finance and Audit Committee of Wilmington University. In June, 2010 he was appointed to the Delaware Board of Pension Trustees for a term of four years. Mr. Shaw retired in September, 2007 from his position as Executive Vice President and Chief Operating Officer of Pepco Holdings, Inc.

With 36 years of managerial experience in the utility industry with Pepco Holdings, Inc. and two of its predecessor companies — Delmarva Power and Conectiv, Mr. Shaw brings to the Fuel Tech Board demonstrated managerial experience at senior and executive levels that includes over 30 years of responsibility for the management, operation, maintenance, engineering and construction of fossil fueled electricity generating plants and their related equipment. He held a variety of positions with the Pepco companies including Power Plant Engineer, Plant Superintendent/Manager, General Manager of Production, Vice President of Production, and President and Chief Operating Officer. Mr. Shaw’s experiential base provides Fuel Tech’s Board with a broad based viewpoint from a utility customer perspective. In addition, during the last 17 years of his career, Mr. Shaw was also responsible for the management and oversight of numerous unregulated, non-utility businesses, including serving as the initial President of Conectiv Energy, the power generation and trading subsidiary of Pepco Holdings, Inc. This business experience has provided Mr. Shaw insights into the operational requirements of a large company and more specifically, a utility, in an array of areas including finance, commercial transactions, corporate governance, executive compensation, human resource matters, merger and acquisition activities, and environmental regulations, all of which makes him a skilled advisor to the Fuel Tech Board.

Delbert L. Williamson has been a director of Fuel Tech since 2008. Mr. Williamson retired in 2004 as President, Global Commercial Operations, GE Energy, Inc. (GE Energy). Prior thereto he held a number of executive positions at General Electric Company (GE), his employer for 45 years.

During his career with GE, Mr. Williamson held numerous marketing, sales, strategy development and senior general management and executive positions in that company’s Energy Infrastructure, Specialty Materials, and International operations. As President, Commercial Operations of GE Energy, Mr. Williamson was responsible for an organization of 1900 employees worldwide with an annual revenue budget of $25 billion whose business focused on the construction and services associated with power generation equipment projects ranging from nuclear, fossil, solar to wind. As an officer of GE, Mr. Williamson dealt directly with executives throughout the global energy industry and the international banking community, and the governments of many countries including the U.S. government, People’s Republic of China, India, Russia and Saudi Arabia related to GE projects. With his knowledge of complex business issues facing global power generation companies and his understanding of what makes energy-related businesses work effectively and efficiently in domestic and international markets, Mr. Williamson provides valuable judgment and participation to Fuel Tech’s Board.

Named Executive Officers

Douglas G. Bailey See director entry above.

Stephen P. Brady, 54, has been Senior Vice President, FUEL CHEM Sales since January, 2009; previously, he had been Senior Vice President, Sales and Marketing since April 2006; Senior Vice President, Fuel Chem since January 2002; and Vice President, Fuel Chem since February 1998.

David S. Collins, 46, has been Senior Vice President, Chief Financial Officer and Treasurer of Fuel Tech since July 13, 2010. From 2006 to 2010 Mr. Collins was Audit Partner with Grant Thornton LLP, and from 2005 to 2006 was Audit Partner with Larson, Allen, Weishair & Co., LLP.

William E. Cummings, Jr., 54, has been Senior Vice President, APC Sales since January, 2009; previously he had been Vice President, Sales since April 2006; Vice President, Air Pollution Control Sales since May 2000; Director, Utility Sales since April 1998; and Director, Eastern Region since 1994.

John P. Graham, 45, prior to his resignation from Fuel Tech effective March 5, 2010, was Senior Vice President, Chief Financial Officer and Treasurer of Fuel Tech since June 2008 after joining Fuel Tech as Senior Vice President in April 2008; previously, he had been employed as Chief Financial Officer of Hub International Limited, a North American insurance brokerage, and as Senior Vice President of Finance, Treasurer and Assistant Secretary of Career Education Corporation from 2002 through 2006.

John F. Norris Jr., 61, prior to his retirement from Fuel Tech effective May 20, 2010, was an employee, serving as Executive Advisor, and also a director of Fuel Tech from April 1, 2010 through May 20, 2010, and, prior to his resignation from such offices on April 1, 2010, was the President and Chief Executive Officer of Fuel Tech since June, 2006. Previously, Mr. Norris had been President and Chief Executive Officer of Fuel Tech, Inc., an operating subsidiary of Fuel Tech, since February, 2006; a private consultant to clients in energy related industries, including Fuel Tech, since 2003; Senior Vice President, Operations and Technical Services of American Electric Power from 1999 until 2003; President and Chief Operating Officer of the American Bureau of Shipping Group during 1999; and he was associated with Duke Energy Corporation from 1982 until 1999 in positions from Assistant Engineer to Senior Vice President, Chairman and Chief Executive Officer of Duke Energy Global Asset Development.

Robert E. Puissant, 58, has been Executive Vice President, Marketing and Sales since August, 2009; previously he was President of We Enable LLC from July 2008; Executive Vice President, Strategy & Business Development for School Specialty Inc. since 2003 to 2008; and Senior Vice President, Customer Analysis and Planning and Senior Vice President, Marketing and Strategic Planning at Wisconsin Energy Corporation since 1998.

Except as noted above, there are no family relationships between any of the directors or executive officers.

PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Common Stock known to Fuel Tech as of March 10, 2011 by (i) each person known to own beneficially more than five percent of the outstanding Common Stock; (ii) each director or nominee of Fuel Tech; (iii) each of Fuel Tech’s Named Executive Officers; and (iv) all directors and all officers as a group.

Name and Address(1)	No. of Shares	Percentage(2)

Beneficial Owners
Invesco Ltd. and related group(3)	1,324,624	5.47%
Directors and Named Executive Officers
Douglas G. Bailey(4)(5)	1,467,434	6.03%
Ralph E. Bailey(4)(6)	4,632,925	19.04%
David S. Collins	—	—
Stephen P. Brady(4)	157,480	*
William E. Cummings(4)	56,500	*
Miguel Espinosa(4)	97,000	*
Charles W. Grinnell(4)	89,004	*
Thomas L. Jones(4)	60,000	*
John D. Morrow(4)	70,000	*
Robert E. Puissant	4,000	*
Thomas S. Shaw, Jr.(4)	100,000	*
Delbert L. Williamson(4)	30,000	*
All Directors and Officers as a Group (24 persons)(4)	7,346,393	28.71%

*	Less than one percent (1.0%)

(1)	The address of Invesco Ltd. and related group is 1555 Peachtree Street NE, Atlanta, Georgia 30309; and of each of the above directors and Named Executive Officers is c/o Fuel Tech, Inc., 27601 Bella Vista Parkway, Warrenville, Illinois 60555.

(2)	The percentages in each case are of the outstanding common at March [ • ], 2011 and all options exercisable within 60 days thereafter.

(3)	According to Invesco Ltd.’s Schedule 13G dated February 10, 2011 (the “Schedule 13G”), the members of the related group are Invesco Ltd. and four of its subsidiaries that are investment advisers: Invesco Advisors, Inc.,

Invesco PowerShares Capital Management, Invesco National Trust Company and Stein Roe Investment Counsel, Inc. According to the Schedule 13G, Invesco Advisors, Inc. has sole voting power over 1,284,241 shares, and Invesco PowerShares Capital Management has sole voting power over 31,183 shares. According to the Schedule 13G, sole dispositive power is held as follows: Invesco Advisers, Inc., 1,284,241 shares; Invesco Powershares Capital Management, 31,183 shares; Invesco National Trust Company, 8,200 shares; and Stein Roe Investment Counsel, Inc. 1,000 shares.

(4)	Includes shares subject to options exercisable presently and within 60 days: for Mr. D. G. Bailey, 115,000 shares; Mr. R. E. Bailey, 120,000 shares; Mr. Brady, 128,750 shares; Mr. Cummings, 52,500 shares; Mr. Espinosa, 90,000 shares; Mr. Grinnell, 82,500 shares; Mr. Jones, 60,000 shares; Mr. Morrow, 70,000 shares; Mr. Shaw, 100,000 shares; Mr. Williamson, 30,000 shares; and, for all directors and officers as a group, 1,372,500 shares. Also, the amounts do not include for Mr. R. E. Bailey 49,931 Units and for Mr. Jones 17,871 Units accrued at December 31, 2010 under the Deferred Compensation Plan for Directors.

(5)	Includes 1,337,434 shares owned directly by Mr. D.G. Bailey.

(6)	Includes 2,286,945 shares owned by a family limited liability company of which Mr. R. E. Bailey and his spouse are each managers and own 50% of the interests and over which Mr. R. E. Bailey holds 100% investment control; 1,000,000 shares owned by a Grantor Retained Annuity Trust in which Mr. R.E. Bailey retains a reversionary pecuniary interest; 1,000,000 shares owned by a Grantor Retained Annuity Trust in which his spouse retains a reversionary pecuniary interest; 170,980 shares owned jointly by Mr. R. E. Bailey and his spouse; and 55,000 shares owned directly by his spouse.

DIRECTOR COMPENSATION

Fuel Tech uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on its Board. In setting director compensation, Fuel Tech considers the role of the directors, the amount of time that directors expend in fulfilling their duties as well as the expertise required of Board members.

Cash Compensation for Directors

Fuel Tech non-employee directors receive annual cash retainers and meeting fees. The annual retainers, payable in arrears, in 2010 were $25,000 for Board service and $5,000 for service as a committee chairman. Effective February 2011, an annual cash retainer, payable in arrears, was established for service as a Lead Director. Meeting fees are $1,200 for a Board meeting, a committee meeting not connected with a Board meeting or otherwise for a day of service as a director and requested by the Chairman, and $600 for a committee meeting that occurs in conjunction with a Board meeting. Under the Deferred Compensation Plan for Directors, non-employee directors are entitled to defer fees in either cash with interest or share equivalent “Units” until fixed dates, including the date of retirement from the Board, when the deferred amounts will be distributed either in Fuel Tech stock or in cash in a lump sum or over a period of five years, as the director elects.

Equity Compensation for Directors

Under the Fuel Tech, Inc. Incentive Plan, each non-employee director is awarded as of the first business day following the annual meeting of stockholders, a non-qualified stock option for 10,000 shares of Fuel Tech common stock for a term of 10 years vesting immediately. As noted in the table below, on May 21, 2010, 10,000 share options were awarded to each non-employee director at the exercise price of $5.495 per share, the fair market value of Fuel Tech common stock on that date.

DIRECTOR COMPENSATION IN FISCAL YEAR 2010

The following table shows for the Fuel Tech non-employee directors all compensation paid in 2010 on account of fees and stock option awards. Directors employed by Fuel Tech or its subsidiaries receive no compensation for their service as directors, and accordingly, during any time either of them was employed by Fuel Tech, neither Mr. D.G. Bailey nor Mr. Norris received any fees or stock options for their participation on the Board. Disclosure regarding Mr. D.G. Bailey’s and Mr. Norris’ compensation for fiscal 2010 is contained under the caption “Summary Compensation Table” above.

(a)	(b)	(d)	(f)	(h)
			Change in Pension
	Fees Earned	Option	Value and Nonqualified
	or Paid in	Awards	Deferred Compensation	Total
Name	Cash ($)	($)(1)	Earnings(2)	($)

Ralph E. Bailey	33,400	32,712	85,175	151,287
Miguel Espinosa	60,000	32,712	—	92,712
Charles W. Grinnell	37,000	32,712	—	69,712
Thomas L. Jones	61,600	32,712	36,381	130,693
John D. Morrow	51,400	32,712	—	84,112
Thomas S. Shaw, Jr.	73,800	32,712	—	106,512
Delbert L. Williamson	46,200	32,712	—	78,912

(1)	The amount of $3.271 is the fair value of these options on the grant date calculated in accordance with FASB ASC Topic No. 718. The amounts shown do not represent cash paid to the directors.

(2)	These amounts reflect an increase/decrease in the value of deferred units under the Deferred Compensation Plan for Directors due to the increase/decrease in value of Fuel Tech Common Stock during the year 2010.

NON-EMPLOYEE DIRECTORS OUTSTANDING STOCK OPTIONS AT 2010 FISCAL YEAR END

The following table shows the outstanding stock options as of December 31, 2010 for non-employee directors as of such date, all of which are fully vested except as noted below.

		Number of Securities
		Underlying Unexercised	Option Exercise
Name	Grant Date	Options # (Exercisable)	Price ($)

Ralph E. Bailey	06/13/2001	10,000	$3.595
	06/06/2002	10,000	$6.265
	05/29/2003	10,000	$4.195
	06/03/2004	10,000	$4.565
	06/03/2005	10,000	$5.995
	06/02/2006	10,000	$15.950
	05/24/2007	10,000	$26.255
	05/23/2008	20,000	$22.920
	05/22/2009	20,000	$9.965
	05/21/2010	10,000	$5.495
Miguel Espinosa	06/06/2002	10,000	$6.265
	05/29/2003	10,000	$4.195
	06/03/2004	10,000	$4.565
	06/03/2005	10,000	$5.995
	06/02/2006	10,000	$15.950
	05/24/2007	10,000	$26.255
	05/23/2008	10,000	$22.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495
Charles W. Grinnell	02/02/2002	15,000	$5.980
	12/09/2003	15,000	$3.800
	12/07/2004	10,000	$4.680
	12/06/2005	7,500	$8.460
	12/07/2006	5,000	$25.490
	02/25/2009	10,000	$8.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495
Thomas L. Jones	06/03/2005	10,000	$5.995
	06/02/2006	10,000	$15.950
	05/24/2007	10,000	$26.255
	05/23/2008	10,000	$22.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495
John D. Morrow	06/03/2004	10,000	$4.565
	06/03/2005	10,000	$5.995
	06/02/2006	10,000	$15.950
	05/24/2007	10,000	$26.255
	05/23/2008	10,000	$22.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495
Thomas S. Shaw, Jr.	06/13/2001	10,000	$3.595
	06/06/2002	10,000	$6.265
	05/29/2003	10,000	$4.195
	06/03/2004	10,000	$4.565
	06/03/2005	10,000	$5.995
	06/02/2006	10,000	$15.950
	05/24/2007	10,000	$26.255
	05/23/2008	10,000	$22.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495
Delbert L. Williamson	05/23/2008	10,000	$22.920
	05/22/2009	10,000	$9.965
	05/21/2010	10,000	$5.495

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationships and transactions in which Fuel Tech and its directors and executive officers or their immediate family members are participants or have other conflicts of interest are reviewed and approved by the Audit Committee. Although our Audit Committee has not adopted a written policy for the review and approval of related party transactions, in determining whether to approve or ratify any such transaction, the Audit Committee considers, in addition to such other factors it may deem appropriate in the circumstances, whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company’s best interests, and (iii) the transaction will be on terms no less favorable to the Company than could have been obtained in an arms’ length transaction with an unrelated third party. The Audit Committee, in its discretion, may request information from any party to facilitate its consideration of a matter. However, the Audit Committee does not allow a director to participate in any review, approval or ratification of any transaction if he or she, or his or her immediate family member, has a direct or indirect material interest in the transaction.

Relationships with American Bailey Corporation

Douglas G. Bailey is President and Chief Executive Officer of ABC; he is a director and stockholder of ABC. ABC is a sub-lessee under Fuel Tech’s November, 2009 lease of its Stamford, Connecticut offices, and was previously the sub-lessee under Fuel Tech’s September, 2004 lease for a separate office location. The current lease expires in 2020. In 2010, 2009 and 2008, American Bailey paid or reimbursed Fuel Tech $52,000, $112,000 and $114,000 for rent and certain lease related and administrative expenses.

Committees of the Board

Audit Committee

Until May 20, 2010 the Board had a five member Audit Committee whose members were Messrs. Espinosa (Chairman), Jones, Morrow, Shaw and Williamson. Each such director met the criteria for independence set forth in NASD Rule 5605(a)(2) and also Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. Effective May 20, 2010, the Board changed the Audit Committee to a three member committee whose members are Messrs. Espinosa (Chairman), Jones and Morrow, each of whom meet the criteria for independence set forth in NASD Rule 5605(a)(2) and also Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Board has also determined that Mr. Espinosa, in light of his significant experience in positions requiring financial oversight responsibility, is an audit committee member who possesses “financial sophistication” as described in NASD Rule 5605(c)(2)(A). The Board has determined that Mr. Espinosa is an “audit committee financial expert” as defined by Securities and Exchange Commission rules.

The Audit Committee is responsible for review of audits, financial reporting and compliance, and accounting and internal controls policy. For audit services, the Audit Committee is responsible for the engagement and compensation of independent auditors, oversight of their activities and evaluation of their independence. The Audit Committee has instituted procedures for receiving reports of improper recordkeeping, accounting or disclosure. The Board has also constituted the Audit Committee as a Qualified Legal Compliance Committee in accordance with Securities and Exchange Commission regulations. You may view the Audit Committee Charter on the Fuel Tech web site at www.ftek.com.

Compensation and Nominating Committee

Until May 20, 2010, the Board had a five member Compensation and Nominating Committee of which the members were Messrs. Shaw (Chairman), Messrs. Espinosa, Messrs. Jones, Messrs. Morrow and Messrs. Williamson, each of whom were independent directors of that committee as defined by NASD Rule 5605(a)(2). Effective May 20, 2010, the Board changed the Compensation and Nominating Committee to a three member committee whose members are Messrs. Shaw (Chairman), Messrs. Jones and Messrs. Williamson, each of whom are independent directors of that committee as defined by NASD Rule 5605(a)(2).

The Compensation and Nominating Committee reviews and approves executive compensation, stock options, restricted stock units and similar awards, and adoption or revision of benefit, welfare and executive compensation plans and also determines the identity of director nominees for election to fill a vacancy on the Board of Fuel Tech and recommends the appointment of officers of Fuel Tech. Nominees for election as directors are approved by the Board on recommendation of the Committee. You may view the Compensation and Nominating Committee Charter on the Fuel Tech web site at www.ftek.com.

In evaluating nominees, the Committee particularly seeks candidates of high ethical character with significant business experience at the senior management or Board level who have the time and energy to attend to Board responsibilities. The Committee does not have a diversity policy. When evaluating nominees, the Committee takes into account the extent to which a candidate’s viewpoints, professional experience, education, skill or other individual qualities or attributes could contribute to Board heterogeneity in Board discussions and decisions within the framework of what the Committee may consider important to Fuel Tech’s business at the time. Candidates should also satisfy such other particular requirements that the Committee may consider important to Fuel Tech’s business at the time. When a vacancy occurs on the Board and the number of directors is not reduced to eliminate the vacancy, the Committee, in consultation with the Chairman, will consider nominees from all sources, including stockholders, nominees recommended by other parties, and candidates known to the directors or to Fuel Tech management. The Committee may, if appropriate, make use of a search firm and pay a fee for services in identifying candidates. The best candidate from all evaluated, in the opinion of the Committee, will be recommended to the Board to be considered for nomination. Currently, the Board of Directors, through the Committee, is engaged in a search to fill the Company’s two vacant director seats.

Stockholders who wish to recommend candidates for consideration as nominees should furnish in writing detailed biographical information concerning the candidate to the Committee addressed in care of the Corporate Secretary, Fuel Tech, Inc., before the date and at the address set out below under the caption “Stockholder Proposals.”

Corporate Governance

Meetings

During 2010, there were six meetings of the Board of Fuel Tech, ten meetings of the Audit Committee and twelve meetings of the Compensation and Nominating Committee. Each director of Fuel Tech attended at least 75% of Board and committee meetings of which he was a member during the period of his directorship. Each of the directors attended the annual meeting of stockholders in 2010. Fuel Tech does not have a policy on director attendance at stockholders’ meetings, but each of the directors is expected to attend the 2011 Annual Meeting.

Executive Sessions

In 2010 the independent Fuel Tech directors held two executive sessions in connection with scheduled Board meetings. The independent directors who make up the membership of the Audit Committee and the Compensation and Nominating Committee held four executive sessions in connection with Audit Committee meetings, and nine executive sessions in connection with Compensation and Nominating Committee meetings. The policy of the Board on executive sessions is that the Board will hold not less than two executive sessions of the independent directors annually in connection with scheduled meetings. The committees of the Board will hold executive sessions when appropriate. Members of management and non-independent directors do not attend executive sessions, except when invited to provide information.

Code of Business Ethics and Conduct

On the recommendation of the Audit Committee, the Board adopted a Code of Business Ethics and Conduct that is available for viewing on the Fuel Tech web site at www.ftek.com. Changes to or waivers of the requirements of the Code will be posted to the web site.

Board Leadership Structure

The business judgments the Board makes regarding what leadership structure it views to be appropriate for Fuel Tech are informed by the facts and circumstances within which it makes those decisions from time to time and, consequently, are subject to change.

From April 1998 to June 2006, the positions of Chairman of the Board (Chairman) and Chief Executive Officer (CEO) of a predecessor Fuel Tech entity that was merged into Fuel Tech in 2006 were held by the same person, Ralph E. Bailey. In 2006, the Board, in light of its continuing oversight responsibilities and relative unfamiliarity with the then newly hired CEO, John F. Norris Jr., concluded that it was appropriate to have a separate person serve as the leader of the corporate body in charge of overseeing the CEO’s management of the Company. From June 2006 through March 2010, the positions of Chairman and CEO were held by separate people. In April 2010, the Board concluded that, given the Company’s circumstance at that time, and, in light of Mr. D.G. Bailey’s over twelve years of experience with Fuel Tech as a director and employee and the enhanced efficiencies that could be achievable by the Company by a single person filling both roles, it was appropriate to have Mr. D.G. Bailey serve as both Chairman of the Board, and, on an interim basis, as President and CEO. In December 2010, after completing a lengthy CEO executive search wherein the Compensation and Nominating Committee and the Board had considered both internal and external candidates, that committee recommended to the Board and the Board then determined that it was in the Company’s interest to have Mr. D.G. Bailey serve as both Chairman of the Board and as President and CEO on a continuing basis.

Given the Board’s December 2010 decision to have one person, Mr. Douglas G. Bailey, serve as both Chairman of the Board and as President and CEO on a continuing basis, in February 2011, the Board determined it useful and appropriate to appoint Thomas J. Shaw, Jr. to be Lead Director. Mr. Shaw is an incumbent non-employee Director (who also meets the legal requirements of being an independent director under applicable securities laws, rules or guidelines and applicable stock exchange requirements) and he is also the current Chairman of the Compensation and Nominating Committee of the Board. The Board also approved a charter for the Lead Director role. Among other things, that charter provides that as the Lead Director, Mr. Shaw shall: facilitate the activities of the other non-employee/independent directors; advise the Chairman of the Board as to an appropriate schedule of Board meetings seeking to ensure that the non-employee/independent directors can perform their duties responsibly while not interfering with the flow of Company operations; advise the Chairman of the Board and the Corporate Secretary with input as to the preparation of the agendas for Board and Board committee meetings, the information sent to the Board pertaining to those meetings and approval of Board meeting agendas; make recommendations to the Chairman of the Board regarding the retention of consultants who report directly to the Board; interview and make recommendations to the Compensation and Nominating Committee and the Board regarding Board director candidates; co-ordinate, develop the agenda for, and moderate executive sessions of the Board’s independent directors, as well as plenary sessions of the Board where the Chairman of the Board is not present; act as principal liaison between the independent directors and the Chairman of the Board; and coordinate any performance evaluation of the Chairman of the Board deemed appropriate by the Board. The charter also provides that each year, no later than the day following the annual stockholder meeting, the Board will review the Lead Director charter for recommended changes and the propriety of continuing the Lead Director role.

Risk Oversight

The Board’s risk oversight approach is intended to support management’s achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk oversight is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of all directors in setting the Company’s business strategy is a key part of its assessment of management’s approach to risk taking to achieve its organizational objectives, and also a determination of what makes up an appropriate level of risk for the Company. The Board regularly reviews information regarding the Company’s credit, liquidity, operations, and strategic initiatives as well as the risks associated with each.

While the Board has the ultimate risk oversight responsibility, various committees of the Board also have responsibility for risk oversight. The Audit Committee oversees financial risk (see Report of Audit Committee below.) The Audit Committee also reviews and approves all related party transactions and reviews potential conflict of interest matters. In addition, the Audit Committee acts as the Company’s Qualified Legal Compliance Committee to receive reports of material violations of the securities laws, breaches of fiduciary duty or similar material violations from legal counsel representing the Company and practicing before the Securities and Exchange Commission. The Company’s Compensation and Nominating Committee is responsible for overseeing the management of risks relating to the Company’s compensation plans and arrangements. It strives to consider and approve compensation programs that encourage a level of risk-taking behavior under those programs that are consistent with the Company’s business strategy. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

EXECUTIVE COMPENSATION

Report of Compensation and Nominating Committee

The Compensation and Nominating Committee (the “Committee’) has reviewed and discussed with management the Compensation Discussion and Analysis appearing immediately below in this Proxy Statement. Based on this review and discussion, the Committee has recommended to the Board that the Compensation Discussion and Analysis set forth below be included in this Proxy Statement. The Committee also reviewed its Charter and determined that no changes are required to the Charter.

By the Compensation and Nominating Committee

T.S. Shaw, Chairman
       T.L. Jones and D.L. Williamson

Compensation and Nominating Committee Interlocks and Insider Participation

During 2010, all members of the Compensation and Nominating Committee were independent directors, and no member was an employee or former employee of Fuel Tech. During 2010, none of Fuel Tech’s executive officers served on the compensation committee (or its equivalent) or board of directors of another entity whose executive officer served on the Committee.

Compensation Discussion and Analysis

The Compensation and Nominating Committee (the “Committee”) is responsible for approving in advance of implementation all incentive plans, sales commission plans and salary actions and bonuses for Vice President level and above officers of Fuel Tech or new or incumbent employees that have base salaries in excess of $175,000 per year including the Named Executive Officers (NEOs) listed in the Summary Compensation Table below. The Committee periodically reviews Fuel Tech compensation practices, including the methodologies for setting total compensation for those employees, including NEOs. As discussed below, from time to time the Committee may also supplement its exercise of business judgment in compensation matters with market information pertaining to Fuel Tech’s compensation levels against comparable companies in its industry and across multiple industries including the use of peer group data (Also see Use of Peer Group section below). However, the Committee exercises its independent judgment when making decisions on compensation matters, including when rewarding individual performance. The responsibilities of the Committee are described more fully in its Charter at www.ftek.com.

Compensation Philosophy and Objectives

Fuel Tech’s compensation philosophy is to promote long-term, sustainable stockholder value by incentivizing individual performance, as well as promoting overall financial performance on an annual and long-term basis.

With that compensation philosophy in mind, Fuel Tech’s compensation programs are designed to achieve the following objectives:

•	to ensure Fuel Tech remains a market leader in the development of innovative solutions:

•	to provide stockholders with a superior rate of return;

•	to attract, motivate, and retain top talent to advance the achievement of business goals, strategies and objectives; and

•	to support an integrated team-oriented philosophy.

Compensation Elements

Fuel Tech’s executive compensation program has as a primary purpose to attract, retain and motivate the highly talented individuals whose enterprise will enable Fuel Tech to succeed. The key components of that program include three elements: base salary, short-term incentives and long-term incentives, as more fully described below.

Base Salary

Base salaries are approved by the Compensation and Nominating Committee on recommendation of the Chief Executive Officer, except that the base salary of the Chief Executive Officer is fixed by the Committee itself. In approving or fixing base salaries, the Committee acts in its business judgment on what it understands to be fair, reasonable and equitable compensation in view of Fuel Tech’s requirements for recruiting and retention in a highly competitive market. To assist in that determination, the Committee may refer to compensation consultant reports as to general market information and also:

•	the executive’s compensation relative to other officers;

•	recent and expected performance of the executive;

•	Fuel Tech’s recent and expected overall performance; and

•	Fuel Tech’s overall budget for base salary increases.

Short Term Incentives

Executive Officer Incentive Plan

In 2010, the NEOs who served as Fuel Tech’s President and Chief Executive Officer, Treasurer and Chief Financial Officer, and Executive Vice President of Marketing and Sales had the opportunity to earn an annual cash bonus based upon Fuel Tech’s achievement of predetermined performance thresholds under the 2010 Executive Officer Incentive Plan (2010 EOIP). The 2010 EOIP was adopted by the Compensation and Nominating Committee in December of 2009. Participation in the 2010 EOIP was limited to Fuel Tech’s President and Chief Executive Officer, Treasurer and Chief Financial Officer, and Executive Vice President of Marketing and Sales. The 2010 EOIP was the only 2010 annual cash incentive plan for participating officers. The 2010 EOIP was intended to focus the efforts of the participating officers on the overall financial performance of Fuel Tech across all business lines, and thus, align the interests of the participating officers with the overall financial performance of Fuel Tech. Fuel Tech’s President and Chief Executive Officer and Treasurer and Chief Financial Officer joined Fuel Tech in their respective positions during 2010. As such, each of their participation in the 2010 EOIP was prorated from their respective date of employment through the end of 2010.

In 2010, the EOIP was structured and payouts were made as follows:

•	2010 EOIP payouts were based on Fuel Tech’s performance for three critical financial metrics — modified EBIT (EBIT), Revenues and APC Backlog, as those terms are described below. An “Incentive Pool” was funded based upon Fuel Tech’s financial performance pertaining to those metrics during the fiscal year. In March 2011, each participating officer was awarded his designated portion of the Incentive Pool. The respective payout percentages for participants were established by the Committee considering the same compensation factors set forth above that the Committee used when evaluating base salary levels.

•	Under the 2010 EOIP, a percentage of EBIT was set aside in the Incentive Pool to provide for bonus payments based on performance in the following three categories: (i) modified EBIT, (ii) Revenue and (iii) APC Backlog. Under the 2010 EOIP, “EBIT” referred to earnings before interest expense, taxes, profit sharing contributions, sales commissions and incentive pay, “Revenue” referred to net sales, and “APC Backlog” referred to customer orders for air pollution control equipment construction projects that had not been recognized under the percentage of completion method of accounting for revenue recognition in Fuel Tech’s consolidated statement of income.

•	A condition precedent to any payment under the 2010 EOIP was Fuel Tech’s achievement of the established minimum threshold of EBIT for 2010. Accordingly, if Fuel Tech’s financial performance for 2010 had fallen below the established minimum threshold of EBIT, there would have been no payout under the 2010 EOIP of any kind, regardless of the annual Revenue or year-end APC Backlog amounts achieved. Under the 2010 EOIP, Fuel Tech’s minimum threshold of EBIT was met. Thus, a percentage of EBIT was set aside in the Incentive Pool. That percentage rose incrementally based on actual Company performance for EBIT, Revenues, and Backlog.

•	For 2010, the minimum performance thresholds for EBIT, Revenue and APC Backlog were set at $2 million, $75 million and $30 million, respectively. As the 2010 EOIP was structured, upon achievement of the EBIT performance threshold, an amount equal to 1% of EBIT would be funded into the Incentive Pool; assuming Fuel Tech achieved two of the three performance thresholds, 1.5% of EBIT would be funded into the Incentive Pool; and, assuming Fuel Tech had achieved all three performance thresholds, 2% of EBIT would have been funded into the Incentive Pool. As discussed below, in 2010 Fuel Tech met the EBIT and Revenue minimum performance thresholds.

•	Upon achievement of the minimum thresholds described above, the 2010 EOIP provided that the percentage of EBIT funded into the Incentive Pool for EBIT would rise incrementally at a rate equal to 0.188% of EBIT for each additional $500,000 in EBIT, subject to an overall cap of 3.25%; the percentage of EBIT funded into the Incentive Pool for Revenue would rise incrementally at a rate equal to 0.125% for each additional $2.5 million in revenues, subject to an overall cap of 1.5%; and the percentage of EBIT funded into the Incentive Pool for APC Backlog would rise incrementally at a rate equal to 0.125% for each additional $2.5 million in APC Backlog, subject to an overall cap of 1.5%. Accordingly, the highest possible funding percentage that was possible for the Incentive Pool under the 2010 EOIP was 6.25%.

•	On February 15, 2011, the Committee determined that Fuel Tech had achieved EBIT of $7,130,000 and Revenue of $81,795,000, and therefore, had met the EBIT and Revenues minimum performance thresholds under the 2010 EOIP. An amount equal to 3.63% of EBIT, or $259,000, was accordingly funded into the Incentive Pool.

•	The Incentive Pool for the 2010 EOIP was divided in accordance with the following participation percentages: 37.5% ($73,000) of the Incentive Pool being awarded to the President and Chief Executive Officer, prorated to such officer’s commencement of employment; 25% ($27,000) to the Treasurer and Chief Financial Officer, prorated to such officer’s commencement of employment and 25% ($65,000) to the Executive Vice President of Marketing and Sales. 12.5% of the Incentive Pool was unallocated and not paid out.

•	The size of the Incentive Pool, the allocation percentages and the payouts for participating executives under the 2010 EOIP were applied according to the formulas in the EOIP and did not involve any adjustments based on the exercise of discretion by the Committee.

For 2011, the EOIP has been modified as set forth below.

•	2011 EOIP payouts are based on Fuel Tech’s performance for three critical financial metrics — adjusted EBITDA, Revenues and bookings for sales in Fuel Tech’s APC line of business, as those terms are described below. As with the 2010 EOIP, an “Incentive Pool” may be created dependent on Fuel Tech’s financial performance pertaining to all or some of those metrics during the fiscal year. If the Incentive Pool is created, each participating officer will be awarded his designated portion of the Incentive Pool on or about March 15, 2012. The respective payout percentages for participants were established by the Committee considering the same compensation factors set forth above that the Committee used when evaluating base salary levels.

•	Under the 2011 EOIP, a percentage of EBIT may be set aside in the Incentive Pool to provide for bonus payments based on performance in the following three categories: (i) Adjusted EBITDA, (ii) Revenue and (iii) Bookings. “Adjusted EBITDA” refers to earnings before interest expense, taxes, depreciation and amortization, profit sharing contributions, legal expenses out of the ordinary course of Fuel Tech’s business and incentive pay (excluding sales commissions), “Revenue” refers to net sales, and “Bookings” refers to revenue from the sale of equipment or services in Fuel Tech’s APC line of business to which Fuel Tech has a contractual right pursuant to a purchase agreement executed during 2011.

•	No amounts will be payable under the 2011 EOIP unless Fuel Tech achieves the established minimum threshold of Adjusted EBITDA for 2011. Accordingly, if Fuel Tech’s financial performance for 2011 falls below the established minimum threshold of Adjusted EBITDA, there will be no payout under the 2011 EOIP of any kind, regardless of the annual Revenue or Bookings achieved. If Fuel Tech’s minimum threshold of Adjusted EBITDA is met, however, the percentage of Adjusted EBITDA set aside in the Incentive Pool rises incrementally based on actual combined performance for the Adjusted EBITDA, Revenues, and Bookings financial metrics up to an upper limit cap.

•	For 2011, the minimum performance thresholds for Adjusted EBITDA, Revenue and Bookings were set at $10.5 million, $85 million and $50 million, respectively. If the Adjusted EBITDA performance threshold is met, 0.75% of Adjusted EBITDA will be funded into the Incentive Pool; assuming Fuel Tech achieved two of the three performance thresholds, 1.25% of Adjusted EBITDA will be funded into the Incentive Pool; and, assuming Fuel Tech achieves all three performance thresholds, 1.75% of Adjusted EBITDA will be funded into the Incentive Pool.

•	If the minimum thresholds above are met, the percentage of Adjusted EBITDA funded into the Incentive Pool for the Adjusted EBITDA metric will rise incrementally at a rate equal to 0.125% for each additional $500,000 in Adjusted EBITDA, subject to an overall cap of 2.25%; the percentage of Adjusted EBITDA funded into the Incentive Pool for Revenue will rise incrementally at a rate equal to 0.0625% for each additional $2.5 million in revenues, subject to an overall cap of 1.0%; and the percentage of Adjusted EBITDA funded into the Incentive Pool for Bookings will rise incrementally at a rate equal to 0.0625% for each additional $2.5 million in Bookings, subject to an overall cap of 1.0%. Accordingly, the highest possible funding percentage for the Incentive Pool under the 2011 EOIP is 4.25%.

•	If the performance thresholds under the 2011 EOIP are met, the Incentive Pool will be divided in accordance with the following participation percentages: 40% of the Incentive Pool being awarded to the President and Chief Executive Officer; 20% to the Treasurer and Chief Financial Officer; 20% to the Executive Vice President, Marketing and Sales and 20% to the Executive Vice President, Worldwide Operations.

•	The size of the Incentive Pool, the allocation percentages and the payouts for participating executives under the 2011 EOIP are intended to be applied according to the formulas in the EOIP and not involve any adjustments based on the exercise of discretion by the Committee.

FUEL CHEM® Officer Sales Commission Plan

The FUEL CHEM Officer Sales Commission Plan (FUEL CHEM Plan) provides for sales commission payments to be made to Fuel Tech’s Senior Vice President, Fuel Chem Sales. Under the FUEL CHEM Plan, Fuel Tech will pay to such officer a commission equal to a specified percentage of all commission payments made by Fuel Tech under the employee sales commission plan relating to its FUEL CHEM line of business. The officer participating in the FUEL CHEM Plan is not eligible to participate in any other cash incentive plan. Mr. Brady is the Company’s Senior Vice President, Fuel Chem Sales.

For 2009 and 2010, an amount equal to one-third of all commissions otherwise payable to the officer under the FUEL CHEM Plan is withheld and only paid if predetermined performance targets are met. The predetermined performance target is based upon revenues recognized in the applicable fiscal year from FUEL CHEM sales in the United States, Puerto Rico, Jamaica and Canada. Notwithstanding the foregoing, all or a portion of such contingent commission may be paid if approved in writing at the sole discretion of Fuel Tech’s Chief Executive Officer, and the annual FUEL CHEM revenue performance target has been substantially, but not fully, achieved. The contingent commission is payable on or before March 31 of the year following the year in which it is earned. For 2011, the contingent commission component of the FUEL CHEM Plan has been removed, and thus, no withholding of any commission payments will take place.

For 2009 and 2010, Mr. Brady earned $212,520 and $270,475 in sales commission under the FUEL CHEM Plan. Included in those amounts were $63,047 and $90,158, respectively, representing the contingent commission withheld for Mr. Brady for such period. In 2010, Mr. Brady’s contingent commission was paid in full. In 2009, 89% of the contingent commission was paid to Mr. Brady because, in the judgment of Fuel Tech’s Chief Executive Officer, the FUEL CHEM revenue budget had been substantially, but not fully, achieved in such year.

APC Officer Sales Commission Plan

The APC Officer Sales Commission Plan (APC Plan) provides for sales commission payments to be made to Fuel Tech’s Senior Vice President, APC Sales. Under the APC Plan, Fuel Tech will pay to such officer a commission equal to a specified percentage of all commission payments made by Fuel Tech under the employee sales commission plan relating to its APC line of business. The officer participating in the APC Plan is not eligible to participate in any other cash incentive plan. Mr. Cummings is the Company’s Senior Vice President, APC Sales.

For 2009 and 2010, an amount equal to one-third of all commissions otherwise payable to the officer under the APC Plan is withheld and only paid if predetermined performance targets are met. The predetermined performance target is based upon new APC sales bookings in the United States and Canada. Notwithstanding the foregoing, all or a portion of such contingent commission may be paid if approved in writing at the sole discretion of Fuel Tech’s Chief Executive Officer, and the annual APC sales bookings performance target has been substantially, but not fully, achieved. The contingent commission is payable on or before March 31 of the following year in which it is earned. For 2011, the contingent commission component of the APC Plan has been removed, and thus, no commission payments will be withheld.

For 2009 and 2010, Mr. Cummings earned $45,657 and $134,824 in sales commission under the APC Plan. Included in the commission payments for 2010 was $43,142 representing the contingent commission withheld for Mr. Cummings for such period. In 2010, Mr. Cummings’s contingent commission was paid in full. Because new APC sales bookings in the United States and Canada failed to meet the predetermined performance target under the APC Plan in 2009, Mr. Cummings did not receive any payment of contingent commission for that year.

Long-Term Incentives

Fuel Tech has one equity-based employee compensation plan, formally titled the Fuel Tech, Inc. Incentive Plan (FTIP). The FTIP allows for a variety of types of awards that may be granted to participants in the form of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units (as that term is defined below), performance awards, bonuses or other forms of share-based or non-share-based awards or combinations thereof. Participants in the FTIP may be Fuel Tech’s directors, officers, employees, consultants or advisors (except consultants or advisors in capital-raising transactions) as the directors determine are key to the success of Fuel Tech’s business. A “restricted stock unit” or “RSU” means a notional account established pursuant to an award granted to a participant under the FTIP which is (i) valued solely by reference to Shares, (ii) subject to restrictions and other terms and conditions specified in the grant agreement and the FTIP, and (iii) payable only in a share of the Company’s common stock.

Historically, Fuel Tech’s overall long-term equity incentives approach has been to use the FTIP to award stock options, principally non-qualified options, which are designed to focus management on Fuel Tech’s long-term success as evidenced by appreciation of Fuel Tech’s stock price over several years, by growth in its earnings per share and other elements. Following an analysis undertaken by the Committee as to the features of a variety of equity award vehicles (which analysis included input from the Committee’s compensation consultant), and given the general trend towards use of RSUs as a long-term incentive equity award vehicle and in consideration of the limitation of shares available for equity award grants in the FTIP, in 2010 the Company started to use predominantly RSUs under the FTIP for equity based long-term incentive awards (all such stock option awards and restricted stock unit awards are collectively referred to as “Equity Awards”).

Both RSUs and stock options have ownership motivational attributes for the participants. Further, Fuel Tech’s RSU grants and stock option grants, by design, have featured graduated vesting over a multiple year period which can facilitate employee retention and also incents performance by employee that is focused on creating long-term value and growth for the Company. As such, we believe that each type of equity award can have a place in the Company’s long-term incentive compensation programs. However, there are three potential advantages to granting RSU awards over options: 1) RSUs are less depletive on the remaining available FTIP shares because they carry a higher valuation than stock options on the date of grant, thus, less FTIP shares are required for each RSU award than would be required for an equivalent stock option award to achieve the Company’s desired equity award value for the participant; 2) the prospect of an RSU award retaining the Company’s intended motivational attributes for the participant over time can be greater than a stock option award because an RSU award does not carry a “strike” price that must be exceeded for the RSU award to continue to be of value to the participant; and 3) because the motivational aspects of an RSU over a stock option can be greater as described above, that prospect can result in enhanced value to the Company for the compensation charges that will be recognized by the Company to grant an RSU award versus a stock option award.

Historically, except for Equity Awards granted to the CEO, Equity Awards have been determined by the Committee based upon recommendations from Fuel Tech’s CEO. Equity Awards for the CEO have been determined by the Committee with no participation of the CEO. The determination and approval of proposed Equity Awards are based on a variety of factors that may include:

•	historical Equity Awards, by employee, by year;

•	intrinsic values for each Equity Award, or, when applicable, the fair value of each Equity Award using the Black-Scholes option pricing model;

•	the number of Equity Award units available for issuance under the FTIP;

•	supervisor recommendations for employee Equity Awards;

•	the estimate of expected intrinsic value (e.g., Equity Award compensation expense) of the aggregate Equity Award;

•	Fuel Tech’s financial performance in light of market conditions and operational considerations, which may be quantitative, qualitative or both;

•	achievement of individual or company operational objectives;

•	exceptional and innovative individual performance;

•	individual contribution to a strategic goal;

•	teamwork;

•	leadership accomplishments; and

•	employee job level

In 2010, Equity Awards granted to any of the NEOs were not tied to the NEO performing a specific individual goal or meeting a specific company operational objective in some formulaic fashion. Rather, it involved the exercise of business judgment by the Committee, the criticality of the NEO’s position relative to the Company’s long-term success, and a qualitative assessment by the Committee regarding the NEO’s overall role in contributing to that long-term success including, contributions in the NEO’s field of operations, and the NEO’s leadership contributions to the Company. Also see “Summary of NEO Compensation” below.

The Company is in the process of evaluating its equity based long-term incentives for 2011.

Material Compensation Actions

On April 1, 2010 in connection with the Company’s hiring and the Board electing Mr. D.G. Bailey as Fuel Tech’s President and Chief Executive Officer, on an interim basis, the Committee approved that: (i) commencing on April 1, 2010, Mr. D.G. Bailey would receive a monthly salary of $32,500; a Participation Percentage of 37.5% in Fuel Tech’s Executive Officer Incentive Plan; and to the extent provided for in such programs, would be eligible to participate in the benefit and welfare programs offered by Fuel Tech to its employees from time to time; and (ii) during the time Mr. D.G. Bailey serves as President and Chief Executive Officer and also as Chairman of the Board for the Company, he would receive no compensation for his duties as Chairman of the Board of the Company.

On August 4, 2010, in connection with the Company’s hiring and the Board electing Mr. D.S. Collins as Fuel Tech’s Treasurer and Chief Financial Officer, the Committee ratified: an annual base salary of $280,000; a one-time sign on bonus of $17,500; an initial Incentive Pool Participation Percentage of 25% (prorated from commencement of employment) of the Incentive Pool in Fuel Tech’s Executive Officer Incentive Plan; subject to the Company completing its design of and the Committee approving a Restricted Stock Unit award program under the FTIP, Mr. Collins would receive a grant of up to 20,000 RSU’s under that program; and to the extent provided for in such programs, would be eligible to participate in the benefit and welfare programs offered by Fuel Tech to its employees from time to time.

On December 9, 2010, in connection with the Board approving that effective January 1, 2011 Mr. Douglas G. Bailey would serve full-time as the Company’s President/Chief Executive Officer on a continuing basis, the Committee approved that effective January 1, 2011 Mr. Bailey would receive an annual salary of $450,000 and, contingent on the Committee’s review and approval of the 2011 EOIP, the Committee approved a target participation percentage for Mr. Bailey in that plan equal to 60% of his 2011 annual base salary.

On December 21, 2010, the Committee approved the 2011 form of FUEL CHEM Plan and APC Plan applicable to Messrs. Brady and Cummings, respectively. The Committee also approved an RSU grant of 25,000 RSUs and 10,000 RSUs to Mr. D.G. Bailey and Mr. Puissant, respectively.

On February 15, 2011 the Committee approved a payout under the 2010 EOIP as described above. Further, the Committee approved the 2011 EOIP also as described above.

Benchmarking, Consultants and the Use of Peer Groups

Fuel Tech has from time to time made use of Frederick W. Cook & Co., Inc. (“Cook”), a compensation consultant, to address matters of compensation and benefits, and to identify peer group companies based on industry, markets and size. Fuel Tech recognizes that compensation practices must be competitive in the marketplace and marketplace information is one of the many factors that are considered in assessing the reasonableness of compensation programs. The Compensation and Nominating Committee retains the discretion to make all final decisions relative to matters of compensation and benefits.

In 2010, the Committee engaged in benchmarking for its NEOs based on the use of its then existing peer group data.

At the time of their selection in February, 2010, the companies listed below were chosen as peer group companies due to their inclusion in the evolving clean technology or alternative energy industries segment and, for some, common listing in certain third-party clean technology indices that also include Fuel Tech, which indices consider market capitalization, revenues and company size as factors.

A123 Systems	FuelCell Energy
Active Power	Met-Pro
American Superconductor	Peerless Manufacturing
Amerigon	Plug Power
Ballard Power Systems	Power Integrations
Capstone Turbine	Quantum Fuel Systems
Clean Energy Fuels	RenTech
Energy Conversion Devices	Syntroleum
Evergreen Solar	Fuel Systems Solutions

From time to time, the Committee may supplement its business judgment pertaining to its consideration of Fuel Tech compensation matters with a variety of market information obtained from a number of different sources including, among other things, the Committee’s general knowledge regarding compensation matters, information from one or more independent compensation consultants, peer company data, benchmarking related to that data, information obtained from independent search firms, and historical and current Fuel Tech compensation data.

Ownership Guidelines

Fuel Tech does not have a stock ownership policy for its executive officers.

Hedging and Insider Trading Policies

Fuel Tech does not have a formal policy on hedging. Fuel Tech does prohibit all employees from speculating in Fuel Tech securities, which includes, but is not limited to: short selling; and the purchase and sale or sale and purchase, in non-exempt transactions, of Common Stock within periods of less than six months. Fuel Tech prohibits trading in Common Stock during closed periods from the end of a quarterly period until the third day following the announcement of earnings for that quarterly period.

Equity Grant Practices

As discussed in the Long-Term Incentives portion of the Compensation Elements section above, long-term incentives in the form of stock options or RSUs have been issued by Fuel Tech under the FTIP in accordance with compensation policy as determined by the Committee from time to time.

Under current policy, based on the level of the employee position, new employee stock options or RSUs or some combination thereof may be granted at the first Committee meeting following employment. However, from time to time, an option or RSU or equity-based performance award may be authorized by the Committee to be granted and effective on a specified date or event, such as on the first date of employment. The price of all options granted is the mean of the high and low stock prices reported on the NASDAQ Stock Market, Inc. for the effective date of grant. Also, under the current policies of the Committee: all employees’ options have a term of ten years and are subject to a four-year vesting schedule as follows: 50% of the options vest two years from the grant date and 25% vest on each subsequent year on that date. Each of the RSU awards granted by the Company in 2010 were subject to a four-year vesting schedule as follows: 50% of the RSU grant vests two years from the grant date and 25% vests on each subsequent year on that date.

The Committee may grant options or RSU’s to existing employees on a periodic basis based on the level of the employee position and as well as certain of the factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above. While there are no mandatory levels established for the quantity of options or RSUs to be granted, Fuel Tech has used historical practice and employee job level as two of the factors it considers.

Retirement Benefits

Fuel Tech has no defined benefit pension plan. Fuel Tech has a 401(k) Plan covering substantially all employees. The 401(k) Plan is an important factor in attracting and retaining employees as it provides an opportunity to accumulate retirement funds. Fuel Tech’s 401(k) Plan provides for annual deferral of up to $16,500 for individuals until age 50, $22,000 for individuals 50 and older, or as allowed by the Internal Revenue Code.

Fuel Tech annually matches 50% of employee contributions up to 6% of the employee’s salary, or a maximum annual match of $7,350. Fuel Tech may also make discretionary profit sharing contributions to the 401(k) Plan on an annual basis. Matching and profit sharing contributions vest over a three-year period. Based on the Company’s 2010 financial performance, on February 15, 2011 the Committee approved a $164,049 profit sharing contribution by the Company to Fuel Tech’s 401(k) Plan.

Welfare Benefits

In order to attract and retain employees, Fuel Tech provides certain welfare benefit plans to its employees, which include medical and dental insurance benefits, group term life insurance, voluntary life and accidental death and dismemberment insurance and personal accident insurance. These benefits are not provided to non-employee directors.

Employment Agreements; and Change in Control Severance Arrangement

Messrs. D.G. Bailey, Brady, Collins, Cummings, Graham, Norris and Puissant are each party to an employment agreement with Fuel Tech effective as follows: April 1, 2010 for Mr. D.G. Bailey; February 1, 1998 for Mr. Brady; August 2, 2010 for Mr. Collins; October 31, 1998 for Mr. Cummings; April 30, 2008 for Mr. Graham; February 28, 2006 for Mr. Norris; and August 31, 2009, for Mr. Puissant. These agreements are for indefinite terms, provide for disclosure and assignment of inventions to Fuel Tech, protection of Fuel Tech proprietary data, covenants against certain competition and arbitration of disputes. These employment agreements are for terms of employment “at will” and do not provide for severance payments. Under the agreements for Messrs. D.G. Bailey, Collins, Graham, Norris and Puissant however, each executive is entitled to continuation of base salary and benefits, and incentive bonus amounts earned under the plan for the year of termination, for up to one year or sooner on finding comparable employment, after involuntary termination not for cause within one year of a “Change in Control” as described below under the caption “Options Vesting on Change in Control.” Mr. Graham’s employment with Fuel Tech ended upon his resignation on March 5, 2010.

Mr. Norris’ employment ended upon his retirement from Fuel Tech on May 20, 2010. Effective that same date, Mr. Norris and Fuel Tech to entered into a Separation Agreement. Under the Separation Agreement, Mr. Norris will receive a severance payment of $500,000, payable over a period of twelve months, and reimbursement for out of pocket COBRA insurance premium costs actually paid by Mr. Norris should he choose to continue his medical, dental or vision healthcare coverages through COBRA for a period of eighteen months. In addition, the Separation Agreement also contains a non-competition and non-solicitation covenant, prohibiting Mr. Norris from competing with the business of Fuel Tech for a period of twelve months following the end of his employment, as well as other customary provisions.

Options or RSUs Vesting on Change in Control

Under the FTIP, all outstanding options and RSUs shown in the table below “Outstanding Equity Awards at Fiscal Year-End” for the NEOs that are not vested will become immediately vested in the event that there is with respect to Fuel Tech, a “Change in Control.” A Change in Control takes place if (a) any person or affiliated group becomes the beneficial owner of 51% or more of Fuel Tech’s outstanding securities, (b) in any two-year period, persons in the majority of the board of directors cease being so unless the nomination of the new directors was approved by a majority of the directors then still in office who were directors at the beginning of such period, (c) a business combination takes place where the shares of Fuel Tech are converted to cash, securities or other property, but not in a transaction in which the stockholders of Fuel Tech have proportionately the same share ownership before and after the transaction, or (d) the stockholders of Fuel Tech approve of a plan of liquidation or dissolution of Fuel Tech.

Indemnification and Insurance

Under the Fuel Tech Certificate of Incorporation and the terms of individual indemnity agreements with the directors and executive officers, indemnification is afforded Fuel Tech’s directors and executive officers to the fullest extent permitted by Delaware law. Such indemnification also includes payment of any costs that an indemnitee incurs because of claims against the indemnitee and provides for advancement to the indemnitee of those costs, including legal fees. Fuel Tech is not, however, obligated to provide indemnity and costs where it is adjudicated that the indemnitee did not act in good faith in the reasonable belief that the indemnitee’s actions were in the best interests of Fuel Tech, or, in the case of a settlement of a claim, such determination is made by the Board.

Fuel Tech carries insurance providing indemnification, under certain circumstances, to all of its directors and officers for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. The current annual premium for this policy is $246,589.

No payments have been made for such indemnification to any past or present director or officer by Fuel Tech or under any insurance policy.

Compensation Recovery Policies

Fuel Tech’s Board maintains a policy that it will evaluate in appropriate circumstances whether to seek the reimbursement of certain compensation awards paid to an executive officer, if such executive engages in misconduct that caused or partially caused a restatement of financial results, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002. If the Board determines that circumstances warrant, Fuel Tech will seek to recover appropriate portions of the executive officer’s compensation for the relevant period, as provided by law.

Tax Deductibility of Executive Compensation

Fuel Tech reviews and considers the deductibility of executive compensation under the requirements of Internal Revenue Code Section 162(m), which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. The Company believes that compensation paid under the Company’s incentive plans is generally fully deductible for federal income tax purposes.

Accounting for Equity-Based Compensation

On January 1, 2006, Fuel Tech began accounting for the equity-based compensation issued under the FTIP in accordance with the requirements of with FASB ASC Topic No. 718.

Summary of NEO Compensation

It has been Fuel Tech’s practice that overall NEO compensation consists of three primary elements: base salary, short-term incentive compensation based on financial performance, whether under the CIP in 2009, the EOIP in 2010, or a sales commission plan, and long-term incentives. The elements of overall compensation paid by Fuel Tech to its NEOs are reflected in the following chart.

The Committee determined the amounts to be paid to each NEO for fiscal 2010 as follows:

Douglas G. Bailey, President and Chief Executive Officer (from April 1, 2010):  Mr. Bailey’s compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Bailey’s monthly base salary for 2010 was $32,500. Effective January 1, 2011, Mr. Bailey’s annualized base salary was increased from $390,000 to $450,000 per year.

•	Short Term Incentives: Mr. Bailey earned a prorated bonus payout of $73,000 under the 2010 EOIP as further described in the Executive Officer Incentive Plan portion of the Compensation Elements section above.

•	Long Term Incentives: On December 21, 2010, Mr. Bailey was granted 25,000 RSUs under the FTIP. The Committee determined to award Mr. Bailey such RSUs in light of his leadership and completion of a variety of corporate initiatives from April 1, 2010 when he was elected as the Company’s President and Chief Executive Office on an interim basis, the Company’s overall operational and financial performance during 2010, as well as certain of the Equity Award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above.

Stephen P. Brady, Senior Vice President-Fuel Chem Sales:  Mr. Brady’s compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Brady’s base salary for 2010 was $228,000. No increase was made to Mr. Brady’s base salary from 2009.

•	Short Term Incentives: For 2010, Mr. Brady earned $270,475 in sales commission under the FUEL CHEM Plan discussed under the Compensation Elements section above.

•	Long Term Incentives: On December 21, 2010, Mr. Brady was granted 4,000 RSUs under the FTIP. The Committee determined to award Mr. Brady such RSUs on the President/CEO’s recommendation in light of the overall operational and financial performance of the of the FUEL CHEM sales organization business in the United States market in 2010, as well as certain of the Equity Award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above.

David S. Collins, Senior Vice President, Treasurer and Chief Financial Officer (from August 2, 2010):  Mr. Collin’s compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Collins’ joined the Company on August 2, 2010 with an annualized base salary of $280,000. Given his August 2, 2010 hire date, for 2010 the actual base salary Mr. Collins earned was $116,668.

•	Short Term Incentives: Mr. Collins earned a prorated bonus payout of $27,000 under the 2010 EOIP as further described in the Executive Officer Incentive Plan portion of the Compensation Elements section above.

•	Long Term Incentives: On December 21, 2010, Mr. Collins was granted 20,000 RSUs under the FTIP. The Committee determined to award Mr. Collins such RSUs as part of Mr. Collins new hire compensation package.

William E. Cummings, Senior Vice President, APC Sales:  Mr. Cummings’ compensation for 2010 consisted primarily of the following:

•	Base Salary: Effective March 1, 2010, Mr. Cummings’ annualized base salary for 2010 was increased from $190,000 to $205,000. The actual base salary Mr. Cummings earned in 2010 was $202,500.

•	Short Term Incentives: For 2010, Mr. Cummings earned $134,824 in sales commission under the APC Plan discussed the under the Compensation Elements section above.

•	Long Term Incentives: On December 21, 2010, Mr. Cummings was granted 4,000 RSUs under the FTIP. The Committee determined to award Mr. Cummings such RSUs on the President/CEO’s recommendation in light of the overall operational and financial performance of the of the APC sales organization in the United States market in 2010, as well as certain of the Equity Award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above.

John P. Graham, Senior Vice President, Treasurer and Chief Financial Officer (through March 5, 2010):  Mr. Graham’s compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Graham’s base salary for 2010 was $300,000, of which he was paid $78,846 through March 5, 2010. No increase was made to Mr. Graham’s base salary from 2009.

•	Short Term Incentives: Mr. Graham resigned from Fuel Tech effective March 5, 2010, and consequently, did not receive any bonus payout under the 2010 EOIP.

•	Long Term Incentives: Mr. Graham resigned from Fuel Tech effective March 5, 2010, and consequently, did not receive any long term incentive awards in 2010.

John F. Norris Jr., President and Chief Executive Officer (through March 31, 2010):  Mr. Norris’ compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Norris’ base salary for 2010 was $500,000, of which he was paid $252,883 through May 20, 2010, the date Mr. Norris retired from the Company. No increase was made to Mr. Norris’ base salary from 2009. Under a separation agreement between Mr. Norris and the Company, in 2010 Mr. Norris was paid $291,667 in severance payments.

•	Short Term Incentives: Mr. Norris retired from Fuel Tech effective May 20, 2010, and consequently, did not receive any bonus payout under the 2010 EOIP.

•	Long Term Incentives: Mr. Norris retired from Fuel Tech effective May 20, 2010, and consequently, did not receive any long term incentive awards in 2010.

Robert E. Puissant, Executive Vice President, Marketing and Sales:  Mr. Puissant’s compensation for 2010 consisted primarily of the following:

•	Base Salary: Mr. Puissant’s base salary for 2010 was $300,000. No increase was made to Mr. Puissant’s base salary from 2009.

•	Short Term Incentives: Mr. Puissant earned a bonus payout of $65,000 under the 2010 EOIP as further described in the Executive Officer Incentive Plan portion of the Compensation Elements section above.

•	Long Term Incentives: On December 21, 2010, Mr. Puissant was granted 10,000 RSUs under the FTIP. The Committee determined to award Mr. Puissant such RSUs on the President/CEO’s recommendation in light of the overall operational and financial performance of both of the Company’s business segments in the domestic U.S. and Canada marketing and sales operation , as well as certain of the Equity Award factors enumerated in the Long-Term Incentives portion of the Compensation Elements section above.

SUMMARY COMPENSATION TABLE

The table below sets forth information concerning fiscal years 2010, 2009 and 2008 compensation awarded to, earned by or paid in all capacities to the “Named Executive Officers,” who are the President and Chief Executive Officer, Treasurer and Chief Financial Officer, and each of the three most highly compensated executive officers other than the President and Chief Executive Officer or the Treasurer and Chief Financial Officer, whose total compensation exceeded $100,000.

(a)	(b)	(c)	(e)	(f)	(g)	(i)	(j)
			Stock	Option	Non-Equity Incentive	All Other
		Salary	Awards(4)	Awards(5)	Plan Compensation(6)	Compensation(7)	Total
Name & Principal Position	Year	$	$	$	$	$	$

Douglas G. Bailey(1)	2010	292,500	215,750	—	73,000	3,837	585,087
President and Chief	2009	45,000	—	59,778	—	1,350	106,128
Executive Officer	2008	285,000	—	94,530	—	1,393	380,923
John F. Norris Jr.(2)	2010	252,883	—			26,566	279,449
Former President and	2009	500,000	—	298,890	—	27,762	826,652
Chief Executive Officer	2008	475,917	—	661,710	—	46,530	1,184,157
David C. Collins	2010	116,668	172,600	—	27,000	6,012	372,280
Senior Vice President,	2009	—	—	—	—	—	—
Treasurer and	2008	—	—	—	—	—	—
Chief Financial Officer
John P. Graham(3)	2010	78,846	—	—	—	10,024	88,870
Former Senior Vice	2009	300,000	—	239,112	—	24,897	564,009
President, Treasurer and	2008	201,153	—	605,550	—	18,098	824,801
Chief Financial Officer
Stephen P. Brady	2010	228,000	34,520	—	270, 475	26,538	559,533
Senior Vice President —	2009	228,000	—	59,778	212,520	24,839	525,137
Fuel Chem Sales	2008	225,833	—	283,590	—	33,920	543,343
William E. Cummings	2010	202,500	34,520	—	134,284	22,176	393,480
Senior Vice President —	2009	190,000	—	59,778	59,778	19,668	315,103
APC Sales	2008	183,750	—	189,060	189,060	20,266	393,096
Robert E. Puissant	2010	300,000	86,300	—	65,000	45,451	496,751
Executive Vice President,	2009	101,154	—	236,966	—	17,655	355,775
Marketing & Sales	2008	—	—	—	—	—	—

(1)	Amounts shown prior to 2010 reflect the salary Mr. D.G. Bailey received for his role as Deputy Chairman, including a payment of $240,000 in employee compensation made in December 2008 for services rendered in connection with Fuel Tech’s merger and acquisition activities in fiscal 2007 and 2008.

(2)	Mr. Norris resigned as President and Chief Executive Officer of Fuel Tech on April 1, 2010 and retired from Fuel Tech on May 20, 2010. Amounts shown do not reflect $291,667 in severance payments made to Mr. Norris in 2010. All unvested options granted to Mr. Norris were forfeited on the retirement date. All vested options as of May 20, 2010 may be exercised until the fifth anniversary of the retirement date.

(3)	Mr. Graham resigned from Fuel Tech effective March 5, 2010. All options granted to Mr. Graham in 2009 expired unvested as of such date.

(4)	Amounts shown for stock awards represent the grant date fair value for restricted stock units granted during the applicable year calculated in accordance with Accounting Standards Codification (ASC) Topic No. 718, Compensation — Stock Compensation . The assumptions made for this calculation are set out in Note 6 to Fuel Tech’s Consolidated Financial Statements for 2010 which are included in Fuel Tech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on March 9, 2011. The amounts shown do not represent cash paid to the Named Executive Officers.

(5)	Amounts shown for option awards represent the grant date fair value of amounts granted during the applicable year calculated in accordance with Accounting Standards Codification (ASC) Topic No. 718, Compensation — Stock Compensation . The assumptions made for this calculation are set out in Note 6 to Fuel Tech’s Consolidated Financial Statements for 2010 which are included in Fuel Tech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on March 9, 2011. The amounts shown do not represent cash paid to the Named Executive Officers.

(6)	The amounts of sales commission paid to Messrs. Brady and Cummings for commission earned in 2009 and 2010 was based on the criteria described in the Compensation Discussion and Analysis section above for the FUEL CHEM Officer Sales Commission Plan and APC Officer Sales Commission Plan.

(7)	“All Other Compensation” includes for each of the Named Executive Officers, matching contributions and profit sharing allocations to the Fuel Tech 401(k) Plan; expense for life, accidental death and dismemberment and long-term disability insurance; and, for Mr. Norris, it also includes reimbursement for commuting and housing expenses of $9,150 through April 30, 2008, and for Mr. Puissant it also includes reimbursement for temporary housing expenses of $18,000 and $6,000 in 2010 and 2009 respectively.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2010
TO NAMED EXECUTIVE OFFICERS

					All Other
					Stock
					Awards:		Grant Date
		Estimated Future Payouts			Number of		Fair Value
		Under Non-Equity Incentive			Shares,	Closing Price	of Stock
		Plan Awards(1)			Stocks or	per Share	Option and
Name	Grant Date	Threshold	Target	Maximum	Units	($/Sh) on	Other
(a)	(b)	(c)	(d)	(e)	(#)(2)	Grant Date	Awards(3)

Douglas G. Bailey	12.21.10	—	—	—	25,000	8.72	215,750
John F. Norris Jr.	—	—	—	—	—	—	—
David S. Collins	12.21.10	—	—	—	20,000	8.72	172,600
John P. Graham	—	—	—	—	—	—	—
Stephen P. Brady	12.21.10	—	—	—	4,000	8.72	34,520
William C. Cummings	12.21.10	—	—	—	4,000	8.72	34,520
Robert E. Puissant	12.21.10	—	—	—	10,000	8.72	86,300

(1)	The Registrant’s 2010 EOIP was adopted on December 10, 2009 by the Compensation and Nominating Committee, and accordingly, no plan based awards were made in 2010 for the 2010 EOIP. The terms of the 2010 EOIP and other information regarding the officer allocation percentages and payouts under the 2010 EOIP are set forth in the Compensation Discussion and Analysis section above for the Executive Officer Incentive Plan. Actual payouts under the 2010 EOIP are set forth in the Summary Compensation Table above.

(2)	Amounts shown reflect the grant of RSUs on December 21, 2010. 50% of the RSUs vest on the second anniversary of grant, and 25% of such RSUs vest on each of the third and fourth anniversaries of grant.

(3)	The fair value shown for these RSU awards is calculated in accordance with FASB ASC Topic No. 718 based on the grant date fair value. The assumptions made for this calculation are set out in Note 6 to Fuel Tech’s Consolidated Financial Statements for 2010 which are included in Fuel Tech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 as filed with the Securities and Exchange Commission on March 9, 2011. The amounts shown do not represent cash paid to the Named Executive Officers.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2010
FOR NAMED EXECUTIVE OFFICERS

There were no exercises of options by, or stock vested for, any Named Executive Officer in fiscal year 2010.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END
FOR NAMED EXECUTIVE OFFICERS

For each of the options described below, the option expiration date is the 10th anniversary of the grant date; each of these options vests 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. See the text under the caption “Equity Grant Practices” in the Compensation Discussion and Analysis above.

	Option Awards
(a)	(b)	(c)	(e)	(f)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option
	Options (#)	Options (#)	Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

Douglas G. Bailey	10,000		$3.60	06/13/2011
President and Chief Executive Officer	10,000		$6.27	06/06/2012
	10,000		$4.20	05/29/2013
	40,000		$3.80	12/09/2013
	15,000		$4.68	12/07/2014
	12,500		$8.46	12/06/2015
	7,500	2,500	$25.49	12/07/2016
	5,000	5,000	$17.82	03/07/2018
		10,000	$10.20	05/20/2019
John F. Norris Jr.,	100,000	—	$11.40	05/20/2015
Former President and	56,250	—	$25.49	05/20/2015
Chief Executive Officer(1)	35,000	—	$10.20	05/20/2015
David S. Collins
Senior Vice President,
Chief Financial Officer and Treasurer
John P. Graham(2)		—	—	—
Former Senior Vice President,
Chief Financial Officer and Treasurer
Stephen P. Brady	6,250		$3.80	12/09/2013
Senior Vice President —	20,000		$4.68	12/07/2014
Fuel Chem Sales	40,000		$8.46	12/06/2015
	30,000	10,000	$25.49	12/07/2016
	15,000	15,000	$17.82	03/07/2018
		10,000	$10.20	05/20/2019
William E. Cummings	2,500		$3.80	12/09/2013
Senior Vice President —	5,000		$4.68	12/07/2014
APC Sales	15,000		$8.46	12/06/2015
	11,250	3,750	$25.49	12/07/2016
	10,000	10,000	$17.82	03/07/2018
		10,000	$10.20	05/20/2019
Robert E. Puissant	40,000		$10.15	08/30/2019
Executive Vice President, Marketing and Sales

(1)	Mr. Norris resigned as President and Chief Executive Officer of Fuel Tech effective April 1, 2010. He retired from Fuel Tech effective May 20, 2010, at which time, his vested options under each of his stock option agreements with the Company, as of May 20, 2010, have a five year exercise period, while all unvested options as of that date were forfeited.

(2)	Mr. Graham resigned from Fuel Tech effective March 5, 2010, at which time all unvested stock options were forfeited

For each of the RSUs described below, the RSUs vest 50% on the second anniversary of the grant date and 25% on each of the third and fourth anniversaries of the grant date. See the text under the caption “Equity Grant Practices” in the Compensation Discussion and Analysis above.

(a)	(g)	(h)
Market Value
	Number of	of Shares or
	Shares or	Units of
	Units of	Stock That
	Stock That	Have Not
	Have Not	Vested
Name	Vested (#)	($)(3)

Douglas G. Bailey	25,000	242,750
President and Chief Executive	—	—
Officer	—	—
John F. Norris Jr.,	—	—
Former President and	—	—
Chief Executive Officer	—	—
David S. Collins	20,000	194,200
Senior Vice President,	—	—
Chief Financial Officer and Treasurer	—	—
John P. Graham	—	—
Former Senior Vice President,	—	—
Chief Financial Officer and Treasurer	—	—
Stephen P. Brady	4,000	38,840
Senior Vice President —	—	—
Fuel Chem Sales	—	—
William E. Cummings	4,000	38,840
Senior Vice President —	—	—
APC Sales	—	—
Robert E. Puissant	10,000	97,100
Executive Vice President, Marketing and Sales	—

(1)	Market value reflects a per RSU value of $9.71, the closing price of Fuel Tech’s Common Stock on December 31, 2010.

AGENDA ITEM NO. 2  APPROVAL OF A PROGRAM PERMITTING THE EXCHANGE OF CERTAIN STOCK OPTIONS FOR RESTRICTED STOCK UNITS

On February 24, 2011, our Board of Directors resolved to seek, subject to stockholder approval for a program (the “Exchange Program”) that will permit our eligible employees to exchange outstanding options with an exercise price that is greater than the highest closing price of our common stock during the 52-week period prior to the date on which the Exchange Program commences and that were granted more than two years before the date the Exchange Program commences (the “Eligible Options”) for a lesser number of restricted stock units (the “RSUs”) to be granted under the Fuel Tech, Inc. Incentive Plan (the “FTIP”). Options that have a remaining term of less than two years when the Exchange Program commences will also not be Eligible Options. In determining the exchange ratios and other information presented in this proposal, we have used $11.20, which was the highest stock price during the 52-week period ending March 10, 2011, as the minimum exercise price for Eligible Options. As noted below, the Compensation and Nominating Committee of the Board of Directors (the “Committee”) will finalize the minimum exercise price for the Eligible Options, the exchange ratios and the other terms and conditions of the Exchange Program prior to the commencement of the offer.

The Exchange Program will be open to all of our eligible employees and eligible employees of any of our subsidiaries designated for participation by the Committee. However, members of the Board of Directors, and our senior executive management team, namely, our President/Chief Executive Officer, Treasurer/Chief Financial Officer, Executive Vice President, Marketing and Sales, and our Executive Vice President, Worldwide Operations

will not be eligible to participate in the Exchange Program. Other officers of the Company who are identified in the Company’s 2010 Form 10-K may be entitled to participate in the Exchange Program.

Each RSU granted in the Exchange Program will represent a contingent right to receive one share of our common stock on a specified future date when the RSU vests, subject to the participant’s continued employment through the vesting date. The number of RSUs to be granted for an Eligible Option tendered for exchange will depend on the “exchange ratio” for the Eligible Option as described below under “Exchange Ratios.” These exchange ratios are intended to result in the grant of RSUs that have a grant-date value no greater than the value as of the date of the Exchange Program of the cancelled options they replace, with the value of the options determined using a Black-Scholes option valuation model as described below and the grant-date value of the RSUs to be established by the Committee. The RSUs will be subject to a vesting schedule pursuant to which 100% of the RSUs will vest on the second anniversary of the end of the Exchange Program.

We are required under the FTIP to obtain stockholder approval of the Exchange Program. If stockholders do not approve this Exchange Program proposal, we will not offer the Exchange Program, and the Eligible Options will continue in accordance with their terms.

Reasons for the Exchange Program

We have granted stock options periodically to a substantial number of our employees and employees of our subsidiaries. When the Committee approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The exercise price per share is set at the market price of a share of our common stock on the effective date of the option grant. Thus, an employee receives value only if he or she exercises the option and sells the purchased shares at a price that exceeds the option’s exercise price.

Our stock price has experienced a significant decline driven primarily by external factors. As reported in certain of our prior public filings, our business has been adversely affected by the economic downturn which began in 2008, and despite modest recovery, continues to impact our business today. Reduced electricity demand across all of our geographic sales regions has led to electricity production declines and declines in pricing for key sources of alternative fuel such as natural gas. Although net generation of electric power in 2010 has returned to 2008 levels, coal-fired electricity generation has declined and remains suppressed from 2007 levels. Contributing to this decline in coal-fired generations were 1) lower natural gas prices which allowed utility operators to increase the amount of power generated from natural gas plants, 2) increased cost of environmental compliance with current environmental regulations, 3) constrained funding for capital projects in a financial climate wherein the capital funds necessary for the capital projects necessary to achieve that compliance became more limited, 4) a drop in industrial electricity demand, and 5) a sustained, general decline in overall economic activity. Further, the uncertainty of regulation resulted in electricity generating unit operators delaying investment in NOx emission remediation plans until such time as the United States Environmental Protection Agency further clarifies the regulations. Amidst these difficult conditions, the Company has worked to control costs, has made selective reductions in work force, invested in expanding its product lines through two acquisitions and has maintained a strong balance sheet. Despite those efforts, the external factors described above resulted in reduced product demand in both of our business segments, contributing to a decline in revenue and operating income during the affected years, and a resulting decrease in our stock price.

As a result of our stock price resetting itself at a lower level due to the macro-economic factors described above, many of our employees hold options with exercise prices significantly higher than the current market price of our common stock. As of March 10, 2011, employees held Eligible Options covering approximately 927,000 shares with exercise prices ranging from $11.22 per share to $27.57 per share, while the closing price of our common stock on the Nasdaq exchange on that date was $8.15. These “out-of-the-money” options are no longer effective as performance and retention incentives.

We believe that to enhance long-term stockholder value and maintain our competitive positions we need to maintain competitive employee compensation, incentive and retention programs. An equity stake in the long-term success of the Company is a critical component of these programs.

Historically, the Company has used stock option awards as its long-term incentive equity award of choice. However, our pool of available shares to grant stock option awards has been depleted due to the currently existing number of “out of the money” options being held by employees. Following an analysis undertaken by the Committee pertaining to the features of a variety of equity award vehicles that included input in that regard from the Committee’s compensation consultant, and given the general trend towards use of RSUs as a long-term incentive equity award vehicle, and in light of the limitation of shares available for equity award grants, in 2010 the Company started to use RSUs under the FTIP for long-term incentive equity awards. We believe that the opportunity to own part of the Company by participating employees is a powerful motivational tool. It incentivizes them to enhance long-term stockholder value because their own equity ownership potential aligns their interests in that regard with other stockholders. We believe that the prospect of an ownership stake in the Company motivates participating employees to accomplish the Company’s objectives and goals that are aimed at achieving long-term future growth.

Both RSUs and stock options share the same ownership motivational attributes just described. As such, we believe that each type of equity award can have a place in the Company’s long-term incentive compensation programs. However, there are three potential advantages to granting RSU awards over options: 1) RSUs are less depletive on the limited remaining available FTIP shares because they carry a higher valuation than stock options on the date of grant, thus, less FTIP shares are required for each RSU award than would be required for an equivalent stock option award to achieve the Company’s desired equity award value for the participant; 2) the prospect of an RSU award retaining the Company’s intended motivational attributes for the participant over time can be greater than a stock option award because an RSU award does not carry a “strike” price that must be exceeded for the RSU award to continue to be of value to the participant; and 3) because the motivational aspects of an RSU over a stock option can be greater as described above, that prospect can result in enhanced value to the Company for the compensation charges that will be recognized by the Company to grant an RSU award versus a stock option award. These distinctions were a consideration for us in structuring the Exchange Program as the stock for RSU exchange that is described in this proposal.

Many of the Eligible Options have been out of the money for an extended period of time and, therefore, have not been exercised by our employees. Coupled with periodic grants of options to new and continuing employees, the number of shares subject to outstanding options has steadily increased as a percentage of our total shares of common stock outstanding. As a result, an increasing number of the overall share awards available under the FTIP have come to be absorbed by grants that are not effectively providing the incentives we originally intended them to provide. In addition, since these options are not being exercised and returned to the FTIP for future use, the number of share awards available under the FTIP for grant in the future has steadily diminished. We believe the perception of our employees that equity incentives will continue to be provided in the future has an important effect on our ability to retain our employees, and a perception that the FTIP would in the near future no longer have awards available for grant would undermine the Company’s intended employee retention value for the long-term incentive component of the Company’s compensation programs. Under the proposed Exchange Program, participating employees will receive significantly fewer RSUs than the number of shares subject to options surrendered. Shares subject to Eligible Options that were granted under the FTIP and are surrendered in the Exchange Program will be available for future awards under the FTIP. As a result of both these effects, the FTIP will have more share awards available for continuing grants in line with our overall compensation philosophy.

Based on the number of Eligible Options outstanding on March 10, 2011 and assuming 100% participation by eligible employees, a minimum exercise price for Eligible Options of $11.20 per share and the application of the illustrative exchange ratios described in the table set forth under “Exchange Ratios” below, Eligible Options for approximately 927,000 shares would be surrendered and cancelled, while approximately 325,335 RSUs would be issued.

Both the Committee and the Company’s Board of Directors believe that the Exchange Program is favorable to the interests of our stockholders and, at the same time, will restore long-term incentives for employees currently holding underwater stock options to remain with us and to contribute to the long-term growth and success of our business. Therefore, the Board urges you to vote to approve the Exchange Program.

Alternatives Considered

When considering how best to continue to provide incentives to and reward our employees who hold options that are significantly underwater, we considered the following alternatives:

•	Increase cash compensation. To replace equity incentives, we considered whether we could substantially increase base salary and short-term incentive bonus cash compensation. However, significant increases in cash compensation would reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, these increases would not reduce the number of share awards outstanding under the FTIP that were ineffective incentives or increase the number of potential share awards that could be effectively utilized, and would not necessarily best align the interests of our employees with those of our stockholders.

•	Grant additional equity awards. We also considered special grants of additional stock options at current market prices or RSUs. However, these additional grants would not reduce the number of share awards outstanding under the FTIP that were ineffective incentives and would further diminish the number of potential share awards that could be effectively used. We considered addressing this by seeking stockholder approval for an increase in the number of awards available under the FTIP, but we believe that although such an effort is appropriate absent other alternatives, the increased potential dilution to our stockholders with that approach would not be in their best interests while a less dilutive alternative, such as the proposed Exchange Program, is available. In addition, the currently ineffective options will over time diminish through expiration (whether at the end of the term or by departure of employees), and an increase in the number of awards available would lead to more awards being available than originally intended. The Exchange Program would address the short term problem of ineffective grants without leading to this longer term unintended consequence.

•	Exchange options for cash. We also considered implementing a program to exchange significantly underwater options for cash payments. However, an exchange program where options are generally exchanged for cash would substantially increase our compensation expenses and reduce our cash flow from operations, which could adversely affect our business and operating results. In addition, we do not believe that such a program would have significant long-term retention value or provide continuing incentives that align the interests of our employees with those of our stockholders.

•	Exchange options for options with lower exercise prices. We also considered implementing a program to exchange significantly underwater options for options having an exercise price equal to the market price of our common stock on the date of the exchange. However, as described above, we believe that implementing an option-for-RSU exchange program would have three relative advantages versus an option-for-option exchange program with an equivalent accounting impact. First, an option-for-RSU exchange program would require the grant of substantially fewer RSUs than options in an option-for-option exchange program (i.e., fewer shares will be subject to the replacement RSU awards granted than replacement option awards), and thus preserve more of the share awards available under the FTIP for future grants. Second, granting RSUs is consistent with our current grant practices and provides value to our employees even if current economic conditions continue and our stock price fails to increase further. Third, because the motivational aspects of an RSU over a stock option can be greater depending on the circumstances, that prospect can result in enhanced value to the Company for the compensation charges that will be recognized by the Company to grant an RSU award versus a stock option award.

Implementing the Exchange Program

We have not commenced the Exchange Program and will not do so unless our stockholders approve this proposal. Provided such approval is received, the Exchange Program will commence at a time determined by the Committee. However, even if the Exchange Program is approved by our stockholders, the Committee will retain the authority, in its discretion, to terminate or postpone the Exchange Program at any time prior to expiration of the election period under the Exchange Program. Upon the commencement of the Exchange Program, eligible employees holding Eligible Options will receive written materials explaining the precise terms and timing of the Exchange Program (an “Offer to Exchange”). Employees will be given at least 20 business days to elect to surrender their Eligible Options in exchange for RSUs. At or before commencement of the Exchange Program, we will file the Offer to Exchange with the United States Securities and Exchange Commission (the “SEC”) as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain the Offer to Exchange and other documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov.

If stockholders approve this Exchange Program proposal, we would anticipate commencing the Exchange Program no later than December 31, 2011. For purposes of the examples in this proposal, we have assumed a commencement date of June 1, 2011.

Description of the Exchange Program

Eligible Options. As noted above, the “Eligible Options” as of the date the Exchange Program commences that may be exchanged are options (1) with an exercise price that is higher than the highest closing price of our common stock during the 52-week period prior to that date, (2) were granted more than two years prior to that date and (3) will have a remaining term of life of more than two years as of that date. As of March 10, 2011, options for approximately 2,812,625 shares of our common stock were outstanding under all of our equity compensation plans. Of these outstanding options, the number of options held by eligible employees with exercise prices above $11.20 (the highest closing price of our common stock during the 52-week period ending March 10, 2011) that were granted more than two years ago and have at least a two year or longer remaining life is approximately 927,000. In all cases, options that have exercise prices less than the highest closing price of our common stock as reported on the Nasdaq exchange during the 52-week period prior to the commencement of the Exchange Program and options granted either less than two years before the commencement of the Exchange Program or having less than a two year remaining life will not be Eligible Options. The Committee will finalize the minimum exercise price of the Eligible Options prior to the commencement of the Exchange Program and may increase (but not decrease) the minimum exercise price for Eligible Options above the 52-week high for our stock price if it deems appropriate in light of our stock price at the time the Exchange Program commences.

Eligible Employees. The Exchange Program will be open to all of our employees and employees of any of our subsidiaries designated for participation by the Committee who hold Eligible Options. However, members of our Board of Directors and our senior executive management team, namely, our Chief Executive Officer, Chief Financial Officer, Executive Vice President, Marketing and Sales, and our Executive Vice President, Worldwide Operations will not be able to participate. We may exclude employees in certain non-U.S. jurisdictions from the Exchange Program if local law would make their participation infeasible or impractical. To be eligible, an employee must be employed by us or one of our participating subsidiaries both at the time the Offer to Exchange commences and on the date the surrendered options are cancelled and RSUs are granted to replace them. Any employee holding Eligible Options who elects to participate but whose employment terminates for any reason prior to the grant of the RSUs, including voluntary resignation, retirement, involuntary termination, layoff, death or disability, will not be eligible to participate in the Exchange Program and will instead retain his or her Eligible Options subject to their existing terms. As of March 10, 2011, approximately 927,000, Eligible Options were held by approximately 96 eligible employees (based on a minimum exercise price for Eligible Options of $11.20 per share).

Exchange Ratios. Our objective is to establish exchange ratios that will result in the grant of RSUs in the Exchange Program that, in the aggregate, will have a value no greater than the value of the Eligible Options surrendered. The exchange ratios will be finalized by the Committee prior to the commencement of the Exchange Program and will be based on the exercise price and remaining term of each of the Eligible Options. We have estimated the fair value of the Eligible Options using a Black-Scholes option valuation model. The Black-Scholes model is a common method used for estimating the fair value of a stock option, and we have been using this model for required footnote disclosures in our financial statements. We then calculated the illustrative exchange ratios listed in the table below for the Eligible Options based on these Black-Scholes valuations and an assumed fair market value for one share of our common stock underlying an RSU to be issued in the Exchange Program. For this purpose, we assumed a fair market value per share equal to $8.15 which was the closing price per share of our common stock on the Nasdaq exchange on March 10, 2011.

TABLE OF EXCHANGE RATIOS

				Total
		Total		RSUs to be
		Shares		Granted (Assumes
	Remaining Term	Underlying	Exchange	100%
Exercise Price	(in years)	Options	Ratio	Participation)

27.57	6.4	20,000	0.31	6,211
25.73	6.2	29,500	0.31	9,263
25.52	6.0	7,000	0.30	2,120
25.49	5.7	421,500	0.29	122,217
23.77	6.3	50,000	0.37	18,516
23.66	7.2	32,500	0.38	12,220
22.63	6.7	22,000	0.36	8,006
17.82	7.0	296,000	0.42	123,489
17.49	5.2	2,500	0.33	825
15.42	7.4	43,500	0.46	19,930
15.03	5.5	25,000	0.38	9,500
11.40	5.0	20,000	0.41	8,270
11.22	5.4	7,500	0.44	3,284

Overall		927,500		325,335

The total number of RSUs a participating employee will receive with respect to a surrendered Eligible Option will be determined by multiplying the number of shares subject to the surrendered option by the applicable exchange ratio and rounding down to the nearest whole share.

As described above, the illustrative valuation of the Eligible Options and the RSUs that may be granted under the Exchange Program was made and the exchange ratios were calculated on the basis of our closing stock price on March 10, 2011. The Committee will finalize the minimum exercise price for Eligible Options, the exchange ratios and the other terms of the Exchange Program using the approach outlined in this proposal prior to the commencement of the Exchange Program.

Election to Participate. Participation in the Exchange Program will be voluntary. Eligible employees will have an election period of at least 20 business days from the commencement of the Exchange Program in which to determine whether they wish to participate. Eligible employees holding more than one Eligible Option may elect to tender any or all of their Eligible Options in the Exchange Program.

Vesting of RSUs. RSUs issued in the Exchange Program will be completely unvested at the time they are granted and will become vested on the basis of the participant’s continued employment with us or any of our subsidiaries. The RSUs will vest over two years measured from the date of grant, regardless of the extent to which the corresponding Eligible Options were vested upon surrender, with 100% of the RSUs vesting on the second anniversary of the date of grant. A participant in the Exchange Program will forfeit any RSUs received that remain unvested at the time his or her employment with us terminates for any reason. In addition, vested RSU forfeiture will occur if prior to settlement, the employee is terminated for cause or if after employment termination the participant violates a one year covenant not to compete. The Committee may provide for the acceleration of vesting of RSUs in connection with a change in control.

Other Terms and Conditions of RSUs. RSUs issued in the Exchange Program will be granted pursuant to the FTIP. Each RSU represents a contingent right to receive one share of our common stock on a fixed settlement date, which is the date on which the RSU vests subject to the ability to defer settlement. The holder is not required to pay any monetary consideration to receive shares of our common stock upon settlement of his or her RSUs. The holder does not have any voting rights, dividend rights or other rights as a stockholder with respect to the RSUs prior to the time the units vest and shares of our common stock related to the vested RSU’s have been distributed to the holder.

Terms and Conditions of the FTIP. The FTIP is administered by the Committee. The Committee has authority to interpret the plan provisions and make all required determinations under the plan. Awards may be granted under the FTIP only to directors, officers, employees, consultants or agents of us or any of our subsidiary corporations or other affiliated entities. The types of awards that may be granted under the FTIP include stock options, stock appreciation rights, restricted stock, RSUs, performance shares, performance units, deferred compensation awards, and other stock-based and cash-based awards.

Awards granted under the FTIP are generally only transferable to a beneficiary of a participant upon his death. Under the terms of the FTIP, if we undergo a change in control, outstanding awards granted under the plan will generally be assumed or otherwise continued by the successor entity. The Compensation Committee has discretion to provide for the vesting of outstanding awards to accelerate in connection with a change in control.

Potential Modification to Exchange Program Terms to Comply with Governmental Requirements. The terms of the Exchange Program will be described in an Offer to Exchange that will be filed with the SEC. Although we do not anticipate that the SEC would require us to modify the terms materially, it is possible that in addition to other potential modifications the Exchange Program already mentioned that we will need to alter the terms of the Exchange Program to comply with comments from the SEC. Further, we intend to make the Exchange Program available to some of our employees who are located outside of the United States, where permitted by local law and where we determine it is feasible or practical to do so. It is possible that we may need to make modifications to the terms offered to employees in countries outside the U.S. to comply with local requirements, or for tax or accounting reasons.

Summary of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Exchange Program under current federal law, which is subject to change, are summarized below. This summary is not intended to be exhaustive and, among other considerations, does not describe state, local or international tax consequences.

The exchange of Eligible Options for RSUs pursuant to the Exchange Program should be treated as a non-taxable exchange. Eligible employees should recognize no income for U.S. federal income tax purposes upon the surrender of Eligible Options and the grant of RSUs. However, employees generally will recognize taxable income upon settlement of the RSUs that is subject to income and employment tax withholding. We may elect to satisfy our tax withholding obligations by deducting from the shares of common stock that would otherwise be issued in settlement of RSUs a number of whole shares having a fair market value that, at a minimum, meets the Company’s applicable minimum federal statutory and any other legally mandated withholding requirements for the Company.

Accounting Treatment

Under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), the fair value of each award of RSUs granted to employees in exchange for surrendered stock options (determined as of the date the RSUs are granted) over the fair value of the original award immediately before its terms are modified, plus any unrecognized expense for the stock options surrendered in exchange for the RSUs, will be recognized by us as an expense for compensation. This expense will be recognized ratably over the vesting period of the RSUs. In the event that any of the RSUs are forfeited prior to their vesting due to termination of employment, any previously recognized expense for the forfeited RSUs will be reversed so that ultimately no expense for those RSUs will have been recognized.

New Plan Benefits

Because the decision whether to participate in the Exchange Program is completely voluntary, we are not able to predict how many or which employees will elect to participate, how many options will be surrendered for exchange or the number of RSUs that may be granted under the program. As noted above, members of our Board of Directors and certain of our executive officers are not eligible to participate in the Exchange Program.

Effect on Stockholders

We described in the “Reasons for the Exchange Program” section above the potential benefits to stockholders associated with the Exchange Program. However, we are not able to predict the precise beneficial impact the Exchange Program will have on our stockholders because we are unable to predict how many or which employees will exchange their Eligible Options. As noted above, the Exchange Program was designed to be no less than value neutral to our stockholders. Also, as noted above, of the Eligible Options held by employees as of March 10, 2011, the maximum number of shares of common stock underlying Eligible Options (assuming a minimum exercise price for Eligible Options of $11.20 per share) which could be exchanged is approximately 927,000, and the maximum number of shares of common stock underlying the RSUs which could be granted based on the exchange ratios described above is approximately 325,335.

The following table presents, for purposes of example only, information regarding the potential effects of the Exchange Program on our outstanding stock awards. For purposes of this table, we have assumed that the minimum exercise price of the Eligible Options will be $11.20 per share, that all of the Eligible Options as of March 10, 2011 will be tendered in the Exchange Program, and that the number of RSUs to be granted in exchange for each Eligible Option will be determined based on the exchange ratios presented in the table above. We have also assumed a fair market value per share equal to $8.15 which was the closing price of our common stock on the Nasdaq exchange on March 10, 2011.

		Totals After
	Totals Before Giving	Giving Effect
	Effect to Exchange Program	to Exchange
	(as of March 10, 2011)	Program

Shares Available for Grant Under Equity Plans	3,396,887	3,321,678
Shares Subject to Outstanding Options	2,812,625	1,885,625
Weighted Average Exercise Price	$14.50	$8.02
Weighted Average Remaining Term	3.8	4.0
Shares Subject to Outstanding Full-Value Awards	149,000	474,335
Total Number of Shares Subject to Outstanding Awards	2,961,625	2,359,960
Shares Available for Future Grant	435,262	961,718

Required Vote and Board of Directors Recommendation

The Board of Directors believes that the approval of the Exchange Program is in our interests and the interests of our stockholders for the reasons stated above.

The affirmative vote of a majority of the shares voting is required for the approval of this proposal. The Board recommends a vote FOR this proposal.

AGENDA ITEM NO. 3  APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On July 12, 2010, the Registrant’s then current independent registered public accounting firm, Grant Thornton LLP (Grant Thornton) resigned. The Audit Committee approved the resignation of Grant Thornton. With respect to Grant Thornton and its service as the Registrant’s independent registered public accounting firm:

(i) Grant Thornton’s report on the Registrant’s consolidated financial statements for the past two years ended December 31, 2009 and 2008 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

(ii) During the Registrant’s two most recent fiscal years ended December 31, 2009 and 2008 and the subsequent period through July 12, 2010, the Registrant did not have any disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Grant Thornton, would have caused it to make reference to the subject matter of the disagreements in connection with its report. Also during that period, there had been no reportable events as that term is described in Item 304(a)(1)(v) of Regulation S-K.

On July 28, 2010, the Audit Committee approved the appointment of McGladrey & Pullen, LLP (McGladrey & Pullen) as the Registrant’s independent registered accounting firm for the year ending December 31, 2010. We are asking you to ratify that appointment. McGladrey & Pullen has served in this capacity since its July 2010 appointment and has become knowledgeable about Fuel Tech’s operations and accounting practices and is well qualified to act in the capacity of independent registered accountants. In making the appointment, the Audit Committee reviewed McGladrey & Pullen’s performance along with its reputation for integrity, overall competence in accounting and auditing and independence. Representatives of McGladrey & Pullen will be present at the Annual Meeting and will have the opportunity to make a statement, if they wish to do so, and be available to respond to questions.

Audit Fees

Fees for professional services provided by McGladrey & Pullen and Grant Thornton, as applicable, in each of the last two fiscal years by category were:

	2010		2009

Audit Fees	$265,629	(1)	$327,301	(2)
Audit-Related Fees	—		—
Tax Fees	—		—
All Other Fees			35,000	(3)

	$265,629		$362,301

(1)	Audit fees paid to McGladrey & Pullen.

(2)	Audit fees paid to Grant Thornton.

(3)	Expenses shown relate to audit fees paid to Grant Thornton in preparing the audited financial statements of Advanced Combustion Technology, Inc. Fuel Tech acquired substantially all of the assets of Advanced Combustion Technology, Inc. in January, 2009.

Pre-Approval Policies and Procedures

Fuel Tech’s policy and procedure is that each engagement for an audit or non-audit service is approved in advance by the Audit Committee.

The affirmative vote of a majority of the shares voting is required for the approval of this proposal. The Board recommends a vote FOR this proposal.

Report of the Audit Committee

Management is primarily responsible for Fuel Tech’s internal controls and financial reporting. McGladrey & Pullen, the independent auditors, are responsible for performing independent audits of Fuel Tech’s consolidated financial statements and its internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board. These audits serve as the basis for McGladrey & Pullen’s opinions included in annual reports to stockholders as to whether the financial statements fairly present, in all material respects, Fuel Tech’s financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles, whether management’s assessment of the effectiveness of Fuel Tech’s internal control over financial reporting is fairly stated in all material respects, and whether Fuel Tech’s internal control over financial reporting was effective. The Committee is responsible for the review and oversight of these processes.

Management has represented that Fuel Tech’s 2010 financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Committee has reviewed and discussed with both management and McGladrey & Pullen the 2010 financial statements, management’s report on internal control over financial reporting and McGladrey & Pullen’s report on internal control over financial reporting. The Committee has also discussed with McGladrey & Pullen the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board.

The Committee has received the written disclosures and the letter from McGladrey & Pullen required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Committee concerning independence, and has represented that McGladrey & Pullen is independent from Fuel Tech. The Committee has discussed with McGladrey & Pullen their independence and concluded that the provision of the services described above under the caption “Audit Fees” is compatible with maintaining their independence.

The Committee also reviewed its Charter and determined that no changes are required to the Charter.

Based on the representations, reviews and discussions referred to above, the Committee recommended to the Board that Fuel Tech’s audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2010 and filed with the Securities and Exchange Commission.

By the Audit Committee:

M. Espinosa, Chairman
         T. L. Jones and J. D. Morrow

AGENDA ITEM NO. 4  ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), we are offering our stockholders the opportunity to cast an advisory vote (commonly referred to as the “say on pay” vote) on the Company’s executive compensation program for our NEOs. Although this advisory vote is nonbinding, the Board of Directors and the Compensation and Nominating Committee will take into account the outcome of the vote when considering future compensation decisions for our NEOs.

As discussed in the Compensation Discussion and Analysis section of this proxy statement, we believe our compensation program is based on a pay-for-performance structure, is well-aligned with the long-term interests of our stockholders, and is designed to attract, motivate, and retain NEOs who are critical to our success. Some of the features of our compensation program that illustrate our philosophy are:

•	By design, two of the three components of each NEO’s overall compensation package are at-risk and are subject to the Company’s performance. As explained in detail in the Summary of NEO Compensation portion of the Compensation Discussion and Analysis, in fiscal 2010, NEO incentive compensation, whether short-term or long-term, was determined based on the Company’s financial, operational or sales performance, or a combination of those factors.

•	Base salary and base salary increases for Fuel Tech’s NEOs are typically in keeping with market pay data for comparable executive positions in companies from Fuel Tech’s established peer group (Also see “Use of Peer Group” above). Exceptional increases are limited to promotions or situations where the executive’s job performance is strong and his/her base salary is significantly under the market median.

•	Both in design and application, the applicable cash-based short-term incentive program for each of our NEOs is a pay-for-performance program.

•	Our stock option awards and RSU grant awards feature graduated vesting over a multiple year period. For an RSU grant award, the number of years in the vesting period can vary. In 2010, all RSU grants awarded had a graduated four year vesting period.

Stockholders are encouraged to read the full details of our executive compensation program as described in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative disclosure to properly evaluate our approach to compensating our executives.

For the reasons provided above, we recommend that the stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve, on an advisory non-binding basis, the compensation of the Company’s named executive officers, as disclosed in the Compensation Discussion and Analysis and the accompanying compensation tables and related narrative disclosure in this proxy statement.

The Board of Directors recommends that you vote FOR this proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.

AGENDA ITEM NO. 5  ADVISORY VOTE ON THE FREQUENCY OF THE EXECUTIVE COMPENSATION ADVISORY VOTE

In addition to providing an advisory vote on our compensation program for our named executive officers, we are requesting stockholders to indicate their preference for the frequency with which these advisory votes should take place — every one, two or three years. This vote is mandated by Section 951 of the Dodd-Frank Act and SEC regulations. Stockholders may indicate their preference on this advisory vote by choosing an annual, biennial or triennial vote frequency, or abstaining on this vote when stockholders vote in response to the resolution set forth below. We will ask stockholders not less than every six years whether they desire a different vote frequency on the advisory vote on our compensation program for our named executive officers.

“Resolved, that a non-binding advisory vote of the Company’s stockholders to approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC be held at an Annual Meeting of Stockholders, beginning with the 2011 Annual Meeting of the Stockholders, every one year, two years or three years.”

The Board of Directors has recommended that the stockholders approve that the Company provide for our stockholders a non-binding advisory vote on our named executive officer compensation program annually. We believe that an annual advisory vote on our compensation program for our named executive officers can create a greater opportunity for us to obtain information on stockholders’ views of the compensation program of our named executive officers including the Company’s compensation philosophy, policies and implementation approach. Thus, we believe that stockholders should support an annual advisory vote on executive compensation.

The option of one year, two years or three years that receives the highest number of votes cast by the stockholders will be the frequency for the advisory vote on named executive officer compensation that has been selected by stockholders. However, because this is an advisory vote, this proposal is not binding upon the Company in any way and the Company’s Board of Directors may decide that it is in the best interests of stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by the stockholders. The Board’s Compensation and Nominating Committee, which is responsible for approving our executive compensation program, and the Board of Directors value the opinions expressed by stockholders in their vote on this proposal, and will consider the outcome of the vote when making a decision about the frequency of future advisory votes on executive compensation.

The Board of Directors recommends that you select ONE YEAR as your preference for the frequency with which our stockholders would have the opportunity to provide an advisory vote on the Company’s named executive officer compensation.

GENERAL

Section 16(a) Beneficial Ownership Reporting Compliance

Fuel Tech believes that all reports required to be filed under Section 16(a) of the Securities and Exchange Act of 1934 for the year 2010 were timely filed except for the following instances: that Form 4 filings for Mr. R.E. Bailey due on March 25, April 2, July 5 and October 4 were filed on April 5, May 20, July 28 and October 6, respectively; due for Mr. Jones on April 2, July 5, October 4 and May 24 were filed on May 20, July 29, October 7 and May 25, respectively; due for Mr. Espinosa on May 24 was filed on May 25; and a Form 3 filing due for Mr. Collins on July 23 was filed on July 27.

Other Business

Management knows of no other matters that may properly be, or are likely to be, brought before the Annual Meeting other than those described in this Proxy Statement.

Stockholder Proposals

Stockholder proposals intended for inclusion in the proxy statement and proxy to be mailed to all stockholders entitled to vote at the annual meeting of stockholders to be held in the year 2011 must be received in writing addressed to the Board of Directors or the Secretary of Fuel Tech at 27601 Bella Vista Parkway, Warrenville, IL 60555 on or before December 17, 2011, and, if not received by such date, may be excluded from the proxy materials.

Communicating With the Board of Directors

Any stockholder desiring to send a communication to the Board of Directors, or any individual director, may forward such communication to the Secretary to the address provided above for stockholder proposals. Under procedures fixed from time to time by the independent directors, the Secretary will collect and organize all such communications and forward them to the Board or individual director. Fuel Tech generally will not forward to the directors a communication that is primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information regarding Fuel Tech.

FUEL TECH, INC.

Albert G. Grigonis
Secretary

April [ • ], 2011

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.
We encourage you to take advantage of Internet or telephone voting.
Both are available 24 hours a day, 7 days a week.
Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Fuel Tech, Inc.

INTERNET
http://www.proxyvoting.com/ftek
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR
TELEPHONE
1-866-540-5760
Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.
If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

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▼ FOLD AND DETACH HERE ▼

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS, “FOR” ITEMS 2 THROUGH 4 AND “FOR” EVERY 1 YEAR ON ITEM 5.	Please mark your votes as indicated in this example	☒

		FOR ALL	WITHHOLD FOR ALL	*EXCEPTIONS				FOR	AGAINST	ABSTAIN

1.	ELECTION OF DIRECTORS Nominees:	☐	☐	☐	2.	Proposal to approve a stock option for restricted stock unit exchange program.		☐	☐	☐
	01 Douglas G. Bailey 02 Miguel Espinosa 03 Charles W. Grinnell	04 Thomas L. Jones 05 John D. Morrow 06 Thomas S. Shaw, Jr.; and 07 Delbert L. Williamson			3.	Ratification of the appointment of McGladry & Pullen, LLP as Fuel Tech’s independent registered public accounting firm for the year 2011.		☐	☐	☐
					4.	Proposal to approve the advisory (non-binding) resolution relating to executive compensation.		☐	☐	☐

	(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box above and write that nominee’s name in the space provided below.)				The Board of Directors recommends a vote for Shareholder approval every 1 year.

							1 year	2 years	3 years	Abstain
					5.	Executive compensation frequency shareholder vote	☐	☐	☐	☐

*Exceptions

	Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

Please sign exactly as name appears. If acting as attorney, executor, trustee or in other representative capacity, insert name and title.

You can now access your Fuel Tech, Inc. account online.
Access your Fuel Tech, Inc. account online via Investor ServiceDirect® (ISD).
BNY Mellon Shareowner Services, the transfer agent for Fuel Tech, Inc., now makes it easy and convenient to get current information on your shareholder account.

• View account status	• View payment history for dividends
• View certificate history	• Make address changes
• View book-entry information	• Obtain a duplicate 1099 tax form
Visit us on the web at www.bnymellon.com/shareowner/equityaccess
For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time
Investor ServiceDirect®
Available 24 hours per day, 7 days per week
TOLL FREE NUMBER: 1-800-370-1163

Choose MLinkSM for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to Investor ServiceDirect® at www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you through enrollment.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of shareholders. The Proxy Statement and the 2010 Annual Report on Form 10-K for the year ended December 31, 2010 are available at: http://bnymellon.mobular.net/bnymellon/ftek
▼ FOLD AND DETACH HERE ▼

PROXY	PROXY
Solicited by the Board of Directors
Fuel Tech, Inc.
Annual Meeting of Stockholders - May 19, 2011
      The undersigned hereby appoints Douglas G. Bailey, or Albert G. Grigonis, each acting singly, with full power of substitution, proxies for the undersigned and authorizes them to represent and vote, as designated on the reverse side, all of the shares of Common Stock of Fuel Tech, Inc. (“Fuel Tech”) which the undersigned may be entitled to vote at the annual meeting of stockholders of Fuel Tech to be held at 10:00 a.m., local time, at the offices of Fuel Tech at 27601 Bella Vista Parkway, Warnenville, Illinois 60521 on Thursday, May 19, 2011, and at any adjournments or postponements of the meeting, as provided on the reverse side, and with discretionary authority as to any other matters that may properly come before the meeting, all in accordance with and as described in the notice of meeting and accompanying proxy statement. The Board of Directors recommends a vote for election as director of each of the nominees and for approval of each other agenda item, and, if no direction is given, this proxy will be voted for all nominees and for such other items.
IMPORTANT - TO BE SIGNED AND DATED ON THE REVERSE SIDE

BNY MELLON SHAREOWNER SERVICES
Address Change/Comments	P.O. BOX 3550
(Mark the corresponding box on the reverse side)	SOUTH HACKENSACK, NJ 07606-9250

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